Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Registration Statement No. 333-120300

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

Dale Wolf - Coventry Health Care — CFO

Thank you for joining us today for the third annual Coventry investor day, and obviously the agenda is a little different this morning, but we appreciate your attendance.

I’ll give you an idea of the schedule of the day. We’ll have some opening remarks. Allen will share with you a little bit, as will I. And then next to that, Fran Soistman will talk about the Coventry business as it exists today, the health plan business. Fran has been CEO of our Pennsylvania business for the last five years and has an outstanding track record of growth and profitability in that marketplace and has just assumed or will assume responsibility for our overall health plan operations on January 1. And so he’ll share with you about the existing Coventry business.

After that, we’ll have a Q&A period about existing Coventry business. We’ll take a short break, and then Tom McDonough, who has been Chief Operating Officer of Coventry Health Care, the health plan business, and is most recently announced moving over to assume responsibility for the First Health businesses and has also been named President of Coventry Health Care — Tom will share with you about the First Health business, as well as some of the work that we have been doing there.

We’ll then have a financial presentation by Shawn Guertin, and Shawn has overseen the actuarial and underwriting, as well as data analysis, components of our company in the past, and he will be assuming the role of Chief Financial Officer of the company January 1. And then I’ll wrap up with some remarks after that.

So, it gives me great pleasure to introduce Allen Wise to you. Allen has been at the helm of Coventry for just over eight years now. It’s hard to believe, and he has some opening remarks to share with you.

Thank you.

Allen Wise - Coventry Health Care — President and CEO

Hi, good morning. And I’ll add my welcome to Dale’s. We very much appreciate your interest in the company and your joining us today. As Dale said, this is our third investor conference, and for those of you who have joined us in the past, this will be a bit of a departure.

In past years, we’d exposed you to as many of our management group as we could to give you broader exposure to people on the front line and for you to meet as many of our senior management people as you could.

Our message today will be a bit narrower. Our message today will really cover just two areas, and we’ll cover that, as Dale suggested, with a smaller number of people. Those two areas are obvious, I think. One, what’s the current status of Coventry’s business today. And secondarily, why did we do First Health and what’s likely to result from First Health?

When I look at the status of our business today, it’s always two-fold, obviously. It’s how are we doing today and are we well positioned for tomorrow. As we considered the First Health transaction, we had about three questions — a lot more than three, but three basic questions. Number one, did we understand the business (inaudible). We thought we did, and several weeks after the definitive agreement, as we moved towards closing, we still feel like we did.

Second question, which we’ve always applied to the 14 transactions that we’ve done in the past, or 15 I guess it is now, is that do we have a skill set, assuming we understand this business, to operate the business and grow the business and over time make it better? And the answer to that was yes.

Third question on the First Health transaction was did we have the management depth in our company to do what was necessary there, build that business over time, without compromising our existing business, and the answer was, of course, yes to that as well.

If you take the status of Coventry today, I always look at it in terms of what of our markets are competitive, what’s revenue going to be, and earnings, and the list that you see there? Our 14, or if you count the latest Medicaid transaction in Michigan, we have 15 businesses, have really never been better. Those 14 markets today are all profitable, and, as a whole, over a long period of time, they’re all growing.

And these are markets that we can compete in and grow in and the results, if you’ve followed our company over many years, has been as well as anyone has done in the business, and the status of those markets are good. I can’t remember being in business when you had 14 individual, diverse profit centers and businesses where all of them were profitable and making or exceeding their plan.

Revenue is always a piece of looking — in our business, looking forward and seeing can we maintain the margins, which are second in our sector? And the answer to that, as you look at the last four quarters, revenue on the commercial side is 9.6% greater than the year before. We continue to get revenue increases that meet or exceed cost trends. I think that number is 10.8 year over year on the Medicare side.

So as I look at the scorecard every month, not only how we did that month, which is just fine, as you know, thank you. But as I project forward and say, do we have the discipline, do we have the information and can we continue in a competitive business to get the revenues? The answer is a resounding yes.

Earnings, I can’t add much to last quarter, but it was the 25th consecutive quarter of increasing earnings. Ninety-six cents a share, almost 29 and change increase year to year over the year before. So, that really goes back to the revenue side. Our cost side has been stable for a large number of years and a long time, no surprises there, but the earnings go back to the revenues side obviously and I continue to have a high degree of confidence that the margins that we enjoy today are sustainable well into the future.

Cash flow is always a piece, as financial people always have to see the cash. So, Medicare adjusted, $385 million for the first three quarters of this year, over $100 million last quarter. So we have a business that’s producing close to $500 million a year in cash flow.

Balance sheet, as Dale said, this is eight years for me, and so you always think an old codger like that can look back with some interest on what’s happened. I took a peek at our tangible net worth in December of 1996, and it was a negative $18 million. Today, it’s within $3.5 million at quarter end of $800 million.

Management’s last on the list, but the most important piece. We’re in a transaction business. We’re in the business of 1,000 decisions a day happening, and whether you win or lose depends on the quality of your people. And we’re blessed with, I think, the finest group, and the people that we started with are here today, or in some cases, are out on the road working on what will be the new transaction.

Dale Wolf, who introduced, and who many of you know has been CFO with me since within a few months of after I joined Coventry is going to be my successor at the 1st of the year to be CEO of the company. Finest CFO I’ve ever worked with in this business, and he will be the finest CEO.

I think that on the management side that there’s an advantage to change. I think after a while companies take on a certain malaise as you get older CEOs starting to think about leisure time a bit, so I think that the change that comes with a new management group brings a new vitality to the company, and I think something that’s going to be very positive.

Our Chief Operating Officer I’ve worked with three times in my life. He’s been with us for a long time. It’s Tom McDonough. He’s going to be President of the new combined organization. He’s going to be President and CEO of First Health after the transaction closes. Tom is a person that has turned those 14 businesses that are all profitable now and are the sole source of our revenue, other than some investment income, into profitable businesses. Tom is uniquely qualified to lead the First Health effort.

Chief Actuary, once again, been with the most of the time, is going to be Dale’s successor, Shawn Guertin. You’ll hear from him also. Fran Soistman has managed our landmark business, the signature business, in Pennsylvania, our oldest business, our largest business, our most profitable business, and Fran will succeed Tom in running those 14 profit centers.

I won’t take you through any more of that, but the fact remains that the senior management group that’s been a part of the remarkable earnings and growth story at Coventry are with us today, will be with us tomorrow (inaudible) never better. Please look at where are we today, where are we going to be tomorrow, and when I look at (inaudible) and our own skill set, the place has never been better, (inaudible) never been better.

Let’s look at the signature business, HealthAmerica. Lots of conversation about HealthAmerica in Pennsylvania and the not-for-profit Blues and I’ve spent far too much time in two years telling people, yes, we can compete just fine. But, anyway, the competition in Pennsylvania, as you know, is the Blues the Blues and the Blues. They’re fine (inaudible). But on the subject of what’s the status of our business today, what’s it going to be tomorrow, what’s happened during the last two years when there’s been a lot of clutter about the not-for-profit Blues and reserve leases, the fact remains, we do just fine.

We do fine in Pennsylvania in a little tighter times, grow a little less robustly, and we feast in times in Pennsylvania when things loosen up again. Long story, though, is that over many years, we’ve been able to grow the business, grow membership 10%-plus compounded annually and the plan contribution, the earnings have grown, as you can see, almost 28%.

Many times I’ve said it’s easy to grow revenue and it’s easy to grow earnings, very difficult to do both at the same time, and Pennsylvania is a story where we have done that consistently.

Second biggest business, our Group Health business in Missouri, a little bit different in terms of the line, but same story. Long period of time, have grown membership, and a long period of time, we’ve grown the plan contribution even greater than we have in Pennsylvania. And there’s a connection. If you’ll see the growth pie chart there in 2002, you’ll see that actually it was a tough year for us.

What happened that year is margins weren’t adequate. We redoubled our underwriting efforts, exited some business, voluntarily resigned some sliced business, cleaned up the underwriting book, and guess what happened? It’s the Coventry story. We’re back growing in great shape next year, continued to grow and the margins speak for themselves.

Second franchise, great shape in the past, great shape today. The competitive arena is a bit different there. It’s the not-for-profit Blues in Pennsylvania. In Missouri, we compete against United, who is huge in that marketplace, and their credentials don’t need explaining, and we complete against the for-profit Blues. Two awesome competitors, but once again, we’re still successful, long-term, short-term, and of course we will be tomorrow.

As a contrast — I’m not going to take you through any more marketplaces, but if you look at our latest acquisition, which has been a part of our portfolio for about a year. It’s Altius. It’s in Salt Lake City. People thought that was a long way from home for us, but you know what? Altius is a Coventry special, which is they have awesome competition out there. Intermountain is the gorilla, the 800-pound gorilla. The Blues are statewide and are very good competitors out there. United’s a good competitor. So what have we done?

Well, what we’ve done is, it’s the Coventry story. We had a great management group when we bought the place. We left them alone, let them run their business, and what they have done is rewarded us by growing the business. But look at the plan contribution. A little over $1 million a quarter, which is about what we thought we were going to have during due diligence. We were looking for about $500,000 a month. Look at Q3, $8.3 million.

What’s the difference? The Coventry difference. We saved huge systems costs, we converted their system, acquired the people they were buying software from, put it in our system, tweaked the margins a bit, and there’s the Coventry story. We made a good business better.

When we announced Q3 simultaneously with the proposed acquisition of First Health, there was a lot of clutter in the announcement about a membership loss from Coventry, and somewhere, if I can get the quote right, it was the — the story was something like “competitive pressures are increasing.” And there was some information that was also just technically not correct.

And what I do want to get to quote, one of the analysts said that, “membership continues to be weak.” Well, it did not continue to be weak. We had one quarter loss of 11,500 members. The real answer is, it’s never been stronger in our life. In 2003, we enrolled 156,000 new organic members. First half of this year, we enrolled 75,000 new members.

So, for someone to say Coventry’s enrollment continues to be weak is technically inaccurate. It’s nonsense and it’s rubbish and it’s unfortunate that statements like that get translated into a picture that’s just not true.

There’s a missing slide somewhere. Yes, I missed it, but whatever, but it goes really with the organic story. In the history of our company, not unlike Missouri and sometimes in Pennsylvania, our ability to grow the membership organically depends entirely on temporary competitive conditions. I say temporary because everywhere we do business, maybe with the exception of one place, our cost structure is low or lower than anyone we do business with.

Our SG&A is always lower, as much as 400 or 500 basis points. They way that we buy medical services, always very close to the best in the way of competition. The way that we manage patients and the way that we manage inpatient days we believe is better than anyone we do business with.

So, in the end, you can’t beat us. Our cost structure is lower. It’s the way we run our company. It’s the culture of our company. But competitors are always, in one marketplace or another, willing to underwrite business for less than we’re willing to. When that happens, we do it the Coventry way. We keep our powder dry, we maintain our margins and know in the end that when that business renews that we’ll be competitive.

And that’s the Coventry story right there in terms of organic growth. It’s not consistent. It never has been consistent, but having said that, if the subject here is the status of our company today, it’s never been better. The last six quarters of — and let’s call it seven quarters, let’s include the 11,500 loss for the last quarter — those seven quarters have never been stronger organically in the history of the company. So the status of the company is really just fine.

Onto the subject now — the second subject for today is First Health. It would be an understatement to say that at the time that we announced this that everyone wasn’t wildly enthusiastic, and dropped down some notes, but the question was the strategic rationale. They disagreed with it, didn’t understand it, thought it added complexity to our company, and their rationale was not compelling. It’s interesting. It’s two interesting days after we announced this when we talked to a lot of people, and I had someone come up to me and say, my goodness, why did you take such a brilliant model of having these 14 profit centers or 15 profit centers, being only in one business, only being in the business of managing health care plans and foul it up?

And I had to almost get reflective and think, you know, in eight years, I know that I have done sometimes by myself, usually with Dale, over 1,000 one-on-ones with either existing investors or prospective investors. At least 500 of those 1,000 meetings, and maybe more, people over the eight years told me — whether it was in the form of a question or a statement is not important, but what they essentially told me is you will not be successful. You’re too small, you’re too spread out. You’re in too many places. You could never compete with the well-run Blues. You can never compete with United.

And for eight years, I said, you’re wrong, and I would take them through our overhead cost structure, our ability to contract, our ability to manage patients. And I’ve been through that story literally 1,000 times. And, of course, they were wrong. We are a highly focused organization. We understand this business, we’re good businesspeople, and over time we have proven that we know how to run this mid-sized, highly focused business.

This same person, this same individual that said, why did you ruin such a brilliant model, also for seven years said you can’t do what you’ve done before. So the point in all of this is we do understand First Health. We understand the businesses and we understand what we need to do to make those successful. And I am — almost give you an analogy for the rationale, but first piece is, these are good businesses. These are good to great businesses.

This company, from my perspective, had a brilliant run for a long time and in fact enjoyed a PE much better than we did for most of those years. This company hit a few bumps, and what company doesn’t, in their history? What great company doesn’t hit a few bumps? So it’s a little bit like having a BMW that performs very well and you like it and drive it, and it drives better than most other cars, and you hit a few bumps and now it’s running badly. Do you say that the wheels are falling off? And do you give up and say that — you don’t. That car needs a mechanic.

So, First Health has had a brilliant, really, history. They’ve hit a few bumps, but in the final analysis, they have five individual businesses which we’ll (ph) talk to you about, and these are good businesses to great businesses.

Second piece is, we understand the businesses. I mean, we did not — they said how did you divert so far afield. We’re not manufacturing microchips, for crying out loud. We’re not even taking on, trying to manage, hospitals. We know our limitations, but these are businesses that we understand.

These are businesses that require an identical core competency skill set, and I’m going to share those with you in a few minutes, that are common to both businesses and ones that we do. And what’s wrong with accretive, folks? The transaction is going to be accretive with the same modest assumptions that you usually make. This is not a business that has — it’s a risk business worker’s comp with a 20-year tail. This is an administration business. This is a business where you have $900 million in revenue, and everything is profit except SG&A. It is really a low-risk transaction, in our view.

Dimensioning of core competencies I think was a compelling reason for me to support the transaction, and my role in this, handing the CEO spot over to Dale and the new team at the 1st of the year, was more as the director, as the new Chairman the first of the year. But, in my way of looking this thing, I said, well, why wouldn’t this be successful?

Well, both companies require information technology, big time. What about our IT area? All we do is have the lowest costs in our business. All we have done is do 20-some conversions and 15 businesses and have one operating system. All we do is have consistent, reliable information. In eight years from us, have you heard, oops, we didn’t exactly understand what our costs were? No, you didn’t. We always know.

We have consistent information, we have reliable information and we have the greatest IT group that I’ve ever been associated with. The same people that run IT at Coventry will run IT at First Health. Harv DeMovick runs our technology area. Many of you from prior investor conferences, he also runs customer service, and that same cost structure, that same approach there, will match the needs of First Health just fine.

Customer service. First Health has a great reputation with their customers about service. So do we. How do we compete with Intermountain in Utah? How do we compete the Blues in Pennsylvania? How do we compete with United everywhere? It’s because we’ve got good customer service. We’ve got good information. Because we answer the phone, we answer it properly. We solve the problem and people continue to do business with us.

Sales and marketing. You know, actually, for all the great run we’ve had for eight years, my senior management group and the one that Dale’s inherited, and I don’t know how he could ever foul up a group like that, these people have more large-case experience than they have mid-case experience. We came from MetroHealth together, we came from United. Many of us came from the Traveler’s Group. So we have more large-case sales and management experience than we do mid-cap. So we understand that thing.

Well, how about networks? How do we in 15 markets, 14 markets, depending on how you count, have the lowest cost structure when we’re competing against the giant Blues, we’re competing against United, we’re competing against the Intermountains of the world. It’s because we know how to contract. It’s back to people, one contract at a time. And if we don’t have a competitive cost structure, we won’t settle.

So, today, I’m sure that First Health has a team of people on the street improving their contracts in some of their markets. Obviously, in our 14 markets we’ll get if not an immediate, a very soon improvement. We may have three times as many people on the street. We will go out into these networks. We know how to buy medical services, we know how to contract, we know how to manage that process, and you can look for a huge effort for us to do just that.

Dale and I for a long time have had sort of a 25-75 match between government and commercial. We like that. We elected to stay in the government business when other people didn’t, the Medicare risk business, because of my belief that the day would come, that managed care is still the best way to deliver care for the seniors with the government, which has not always been a great partner, probably would be a better partner. I wasn’t willing to risk our shareholders’ money on rolling the dice big time on that, but I’ve always believed in the government business.

Medicaid has treated us very well, and I really like the worker’s comp and the Medicaid bill. So we didn’t abandon patient management, and even an ASO business, customers are going to be willing to pay you more if you can document that you can control inpatient days. ASO skill set, we have some ASO business. Whatever that number is, we always want a balance, but we have people in our organization that ran US Healthcare’s Corporate Health Administrators, which is a business I started there on their behalf in 1987.

The woman that ran those 800,000 lives when Aetna acquired them is with us. We know reinsurance. We have that skill set.

Well, we’ve always been in the — Coventry’s in the Fed business, the FEHBA business. I’ve been to more open enrollments as part of my US Healthcare days than I’d like to remember in the ‘80s. We understand that business. We know how to underwrite. We have the actuarial skill. And I should have included product development on this list.

And, lastly, you talk about core competencies, we’re just good businesspeople. We buy things right, and we’re already seeing advantages to the combined entity in that piece.

Well, what we like, we don’t have any large case capability. We have a few in our company. We kind of (ph) live and die by when they come and go, but we don’t really have many. We like the thing as a complement to what we do to have better large-case capability. We don’t have any multi-site capability, so when we can’t serve people regionally, we are by definition out of luck.

We like the fact that we’ll go from none to some, and only time will tell whether that some is a lot or a little bit, but we like it. We like the public sector business, and it’s interesting, we lost 43,000 lives in July of 2002 in Delaware because we could not agree with the state of Delaware on revenue. And what they were offering us was something that guaranteed a loss, so as we do in our disciplined way — I know that the revenue needs to be there or we’re going to walk away.

Wouldn’t it have been interesting had we had the First Health administrative piece on the other end, because Delaware was looking for a solution, they wouldn’t pay us the margin. I don’t know whether we would have kept that business on the other side, but I think maybe. And the point to all this is we understand Medicaid. We’ve done well in Medicaid, but states are going to have different solutions, and we like the Medicaid sector of the First Health business a lot.

Wouldn’t it have been interesting had we had the First Health administrative piece on the other end, because Delaware was looking for a solution, they wouldn’t pay us the margin. I don’t know whether we would have kept that business on the other side, but I think maybe. And the point to all this is we understand Medicaid. We’ve done well in Medicaid, but states are going to have different solutions, and we like the Medicaid sector of the First Health business a lot.

Worker’s comp I’ve always wanted as a managed care business, evolved from the ‘80s. There’s always a lot of talk about including worker’s comp. No one really did it very well. I never liked the risk side of it, because I didn’t understand the long tail of the business, but laws are changing. Medical costs are under the same pressure, even though that’s a smaller part of the worker’s comp pie. That’s a changing and that’s something we like too.

We don’t know all of — haven’t talked to all of First Health’s customers, but we’ve talked to a lot of them — many of them. Most of them. And guess what, the customer’s like them. It’s a very positive relationship. Some of the contracts are long-term contracts. So those customer relationships, which have been built over a lot of years was another asset.

And synergies, we’re good businesspeople. We know how to operate businesses in a cost-effective way and there are the usual opportunities you get when you combine two public companies, but there are a lot more opportunities when you look in the technology area, and we will be able to make significant inroads over time.

What I should have put on the list and didn’t, but I’m going to add it anyway, as we have had the ability to get to know, after the definitive agreement was signed, to get to know the human resource part of First Health, we find some very significant assets there. We did a large transaction in 1998 when we merged with Principal Financial, and as one of the things we acquired there was Fran Soistman, the custodian of our Pennsylvania business and now the person that’s running our 14 businesses.

So, my guess would be that we’ll find some of those same assets in First Health, and so we’ll get people to move on to the future, too.

I’d like to close with something that would ask for a review of the track record of this company. And we’re shareholders too, so we know that “just trust us” doesn’t work. And I’m a significant shareholder in this company, so I’m not much interested in what we did yesterday either.

So our track record in the three years of being on the Barron’s return to shareholders of either first, fourth or 12th and the same time of thing for - it doesn’t mean much to me anymore. It was nice to put down in my basement workshop, the plaque, but I’ll tell you what, it doesn’t mean much.

But what this management group has done and what I think does mean a lot, what means a lot to me as a shareholder and what should mean to people, this management group is not only not usually done what they say they’re going to do, they’ve exceeded it. This management group has under-promised and over-delivered. And I think in terms of both pieces of business, if you look at our core business, eight years of under-

promising and over-delivering, and I believe the representations at this early date that we make about the new company together will be much to say.

So, the subject matter today is these two. We’re going to at appropriate times entertain questions, but the subject matter will be more information about our base business, which is fine, thank you, and more information about the significant opportunities that we’re going to have together. Thank you.

Dale Wolf - Coventry Health Care — CFO

Thank you, Allen. I will follow up on a few things that Allen mentioned, as well as add some new thoughts, and as I said, after that we’ll hand it over to Fran Soistman to talk about the existing Coventry business.

I thought the way that I would share with you this morning is around this theme of what have investors missed? As Allen mentioned, the couple of days after the transaction when we were on the road were no fun. And so we got to hear from a lot of investors, and have since, and they’ve missed a lot of things, and so let me take you through some of those.

The first one, of course, has to do with the existing Coventry business. Allen spent some time on that, but I want to elaborate on that a little bit. The second one is the First Health business is stable. I was approached many times about how can you be comfortable with the earnings at First Health when they’ve brought down numbers three times in the last 12 months. And I want to separate bringing down numbers from actual earnings of the business, and we’ll spend some time on that.

The other myth that comes out is that there’s only one business at First Health, in fact, the corporate business. And while the corporate business has not been good to First Health over the last couple of years — we understand that, and much of what Allen talked about, and we will work on that — but there are four other businesses at First Health. And the distribution of revenue by business is not well understood, and investors have missed.

The next point, again, has to do with segment margins. Margins in the corporate business have declined in the last couple of years. Where that is today, what that means for the future, and what the margins are in the other businesses going forward is not well understood and has been missed by investors. And, lastly, the combined entity and the opportunity created. So let’s take those one at a time.

Two slides on Coventry. First, Coventry is doing just fine, thank you. In 2004, EPS will be up in the neighborhood of 34% based on our guidance. Our guidance for ‘05 would suggest about a 13% increase in EPS for ‘05, consistent with stable margins and EPS growth equaling revenue growth. As always, there’s no assumption in that guidance for use of free cash, being either acquisitions, share buyback, or anything like that.

Secondly, continued pricing discipline. Shawn will talk to you as part of the presentation about the Coventry business, about our approach to that, but we price to cost, not to competition. It’s served us very well, and the marketplace is taking that just fine and will into ‘05.

Thirdly, stable, predictable cost trends. I wish I had tracked over the last five years the cost — and perhaps some of you have — the cost trends that competitors have talked about at various points in time, and I think what you would find there is you would find them all over the map. You would find them inconsistent. You would find very highs and very lows, and then you would find just one line in the middle that is Coventry, because our cost trends have been predictable, they have been stable. They are well understood. Our information is outstanding and our analytic ability to understand them is outstanding, and we understand the difference between true cost trends and underwriting selection of books of business. It’s a real cost trend model, and Shawn will speak to that.

SG&A leverage. We do have the lowest SG&A in this business, bar none, and that’s not an accident. We know how to manage SG&A. We understand the leverage game, and that will continue to ‘05. I thought you might be interested. When we budget for ‘05, which obviously forms the basis of our guidance to all of you, here’s the guidance we give our people. You get to increase staff if the business grows, but you only get 97%, so you have to find 3% productivity on your staff levels every year. And, second guidance is, your cost per member, per month, in the aggregate, including the staffing, can’t go up more than 3% year over year.

In fact, we have accomplished that. In fact, we will accomplish that again in ‘05. So that’s how we drive the SG&A leverage game. It works very, very well. And, lastly, of course, the balance sheet and the cash flow, as Allen mentioned, does never better.

Second slide on Coventry as it exists, just to speak for a minute about margins and growth. Margins, the Blue spread is way overblown. As Allen said, we’ve talked about the Blues’ threat, quote unquote, ad nauseam over the last number of months and years. I think we understand that and we have spoken to it in a sort of theoretical sense, but at the end of the day, look at the numbers. And we have managed through competition, whether it be not-for-profit Blue, for-profit Blue or other competition, very successfully, based on our cost structure, and we’ll continue to do so.

The industry has changed. A lot of you look at me sideways when I swear that it’s different this time, but in fact it has, because of capital requirements, because of consolidation in the industry, and maybe just as importantly, if not more importantly, because the science of the business. When I joined Coventry in 1996 at the very end of the year, the science of this business at Coventry was not one of being in the insurance business, and that was not unique to Coventry.

We have changed that over the years, the industry has changed dramatically over the years, and it is today the science of the business is light years ahead of where it was 10 years ago.

On the growth side, obviously, we will benefit from employment growth. We will continue to benefit from consolidation. And I don’t mean acquisition consolidation. I mean the third-tier players in this business who continue to lose share and who in some cases just plain go out of business. That still comprises a larger share of the market than you might think. My estimate is 20% to 25% of the market is still in that segment that will be consolidated out over time.

And, last, and maybe most importantly, low cost structure wins. At the end of the day, this company is about having at any point in time, in every one of our markets, the low cost structure, both on the administrative side and on the medical side. That has been — it’s a requirement for our success looking back and it will continue to be, going forward.

Let’s talk about some of the myths about First Health, and it’s sort of interesting. We have some folks here from First Health with us today, and Tom will introduce those folks to you when he talks about the First Health business. But as I have gone out and listened to investors talk about First Health, it is in my view a very misunderstood story, and so let’s talk about some of the myths that I mentioned earlier.

First, how can you be comfortable with your acquisition, how can you be comfortable with ‘05, when numbers have fallen three times in the last 12 months? The truth is, the business hasn’t changed. It’s changed from ‘03 to ‘04, when margins dropped, but in ‘04, business is very stable. We looked at the first quarter, we looked at the second quarter, we have now seen the third quarter. Business is very stable at this level. It took three bumps to get the guidance down consistent with the earnings performance, but we don’t have any concerns about the current level of earnings of the First Health business. It’s stable, it is as reported, we understand it by segment and we understand the revenue generation model of each of the businesses, which we’ll talk some more about in a minute.

Next, on the revenue growth model. Those of you with whom we’ve talked, again, about the ‘05 estimates. On the right-hand side of this chart, you can see what we’ve said about each of the business segments, and again, we will take some more time on the business segments as we go. Outstanding businesses in public sector and worker’s comp, you can see some of our growth estimates there. And by the way, these are no different than First Health has been saying in each of these sectors.

The corporate sector, I don’t think anybody has hurt it, but the answer is flat to modest growth for ‘05 in the corporate sector. Same thing in the rental carrier TPA business, and then at the HBP, which has its own story, and there’s been no specific guidance for ‘05 on the mail handlers or at the HBP business, although, of course, we have made some assumptions as we have built the earnings estimates for ‘05.

So the revenue is stable to growing, profitability is stable, and we’ll talk about some of the opportunities we see to improve the growth of these businesses going forward. Next point is the margins. This comes back a little bit to the fallacy of First Health is a corporate national account business. It is five businesses, and as near as I can tell, that’s what has driven this concern about stability of margins.

Clearly, in the corporate arena, the percent of savings revenue model has changed dramatically overtime. Only about 15% of that business still operates under that model. There are contractual reasons why that’s the case, and in fact in some cases the nature of the customer is why that’s been the case. Could that 15% number change over a period of years? Sure. It’s not going to go up. It could go down, but we’ve looked at the revenue for ‘05 and are very comfortable based on the contractual relationships with that mix in the corporate segment.

The other business segments that continue to operate on a percent of savings model for some of their revenue are structurally that way, worker’s comp, for example. There is no member count in the worker’s comp business. Worker’s comp insurance companies count payroll dollars. And, based on the whole structure of the worker’s comp industry, we and competitors do revenue on a percent of savings basis for some of those businesses.

At the HBP, that revenue model is locked in by contract through 2007, with a four-year extension possibility after that. And so in each of these businesses, there are specific reasons why the revenue model is constructed like it is. We have been through that in great detail and are very comfortable with the structural reasons and the current revenue model in those businesses.

And there are great opportunities. We mentioned the outstanding franchises in comp and in the Medicaid, as well as network rental, which doesn’t get as much publicity as it should. We need to improve the growth rate in that network rental business, but it’s an outstanding franchise.

Cross-sell opportunities. As Allen mentioned before, we haven’t had the ability to offer a true multi-site capability in our markets. We have missed opportunities because of that. We will now have it. First Health customers who have bought the First Health business will in many cases have HMO or list (ph) products in some of those markets. Those have been bought from other competitors. We will be able to offer those to First Health customers in the future.

PBM. We don’t know where this will go, but between the two companies, we have all the capabilities to offer pharmacy benefits to our clients. We have generally done that in the risk world. First Health has generally — has not done that more often than not on its existing customer base, so there’s an opportunity there that we will explore.

New risk markets. For those of you who have been with us for a while, you know that obviously we’ve expanded our market reach from three to 15 markets over a period of time. We have done that in the most recent years by acquiring small HMO businesses in local markets. We have an opportunity to do that now by building on existing First Health markets. There are a number of markets out there where First Health has excellent market share, excellent contracts and we will use that market position to establish new risk markets.

This is one of the revenue synergies that we choose not to build into our financial forecast, but it’s very real and will begin to happen in ‘05.

The network, Allen mentioned the network. Near term, we will use the combined purchasing power in our existing Coventry markets to improve those contracts. As we add new markets for full managed care products to that platform, we will obviously improve our network advantage in those markets, and then we will execute, as Allen talked about, in the other markets.

And lastly, synergies, and we’ll talk about that later, so I won’t belabor it.

So, think about that in terms of what investors have missed, perhaps some of you have missed, though I’m sure not. And we’ll expand on a lot of those points as we go through the day.

Our next speaker, as I mentioned, is Fran Soistman. Fran will devote his time to the existing Coventry business and help you understand how they have executed so well in Pennsylvania and how we will grow the existing Coventry business over time. And then the second part of Fran’s presentation will actually be Shawn Guertin, who will pick up the financial pieces on costs and pricing and so forth in (ph) the Coventry business.

Fran?

Allen Wise - Coventry Health Care — President and CEO

Fran, while you’re taking your spot, I want to include something that I omitted and should not have. As part of the published reports after our Q3 conference call, there was a statement that management expects organic growth to be negative in ‘05. In fact, we did not say that. We talked about the loss of two large accounts in January. What I said is we would be negative organically in January of ‘05. There are 11 more months in the year. I didn’t say anything about those.

I think that realistically January is such a big month that Q1 organically is likely to be negative, but not the remaining three quarters. So one more piece of misinformation out there where we were just misquoted, and I went back to the conference call, read my text carefully, and what I said was January. More accurately, I should have said Q1, but management is not saying that we’re going to be negative organically for the whole year.

Dale Wolf - Coventry Health Care — CFO

In fact, specific guidance is 1% to 3% of membership growth for ‘05.

Fran?

Fran Soistman - Coventry Health Care — CEO, HealthAmerica

Thanks, Dale. Thanks, Allen. Good morning. Allen and Dale covered and provided some insight into the organic growth track record at Coventry over the last five or six years. What I’d like to do is to expand on that and share with you why I believe the growth fundamentals and the growth strategies are on track.

To do that, I’ll provide some insight on our membership profile, the composition of our membership business, competitive environment observations, talk about our commercial growth strategies at a fairly high level, and then give you an update on our government program, which plays an important role, and closing with our organic growth guidance for 2005.

This first graph, that illustrates the Coventry story with respect to our business segments. We’re essentially in three business segments, commercial, which is comprised of the risk business and the self-funded. It makes up 83% of our total membership. Medicare, or Advantage, Medicare Advantage, 3% of the membership, and Medicaid, 14%. And what’s not included on this chart are the 574,000 members associated with our rental network business capabilities.

When you look at these same segments on the basis of a revenue contribution, you see a very similar story — 78% of Coventry’s revenues are generated by the commercial business. Medicare, Medicaid, evenly split, 11%, and as Dale mentioned, a 75-25 ratio is a good balance for us, so we’re very much on target.

This chart’s very important. This chart illustrates the distribution of our membership based on group size. Our small group market, which is comprised of employers with 1 to 50 employees took over the number one spot in 2004 with 37% of the membership in that segment. The next two segments of 51 to 1,000 make up 40%, and it remained relatively constant over the last two years. The last segment, the 1,000-plus, has seen some declines. Some of that is a reflection of migration of large-risk business to ASO, and in addition we’ve seen some group losses. They haven’t been widespread.

The two primary takeaways from this slide, though, we have a very balanced distribution of membership by group size, and, secondly, we can compete in all segments. We have the products, the services and the marketing capabilities to do that.

The competitive environment. Well, when you’re in 14 different markets for our commercial business and many more submarkets, it’s difficult to sum up the competitive environment in a few words, but let me say this much — it’s always been challenging, it’s challenging today and it will remain challenging in the future. We see changes from state to state. We see changes within any given state from county to county. So, the old adage that change is the only constant really best describes the competitive environment. We have to be prepared for the unexpected. A market can turn from a good market to a tough market in a very short period of time. Likewise the other way, a tough market can become a very good market for us. So, it keeps us on our toes and keeps us focused on what we need to do to be successful, even in challenging times.

Overall, taken on a whole, the competitive environment appears to be rational across all of our markets. There are pockets of aggressiveness. We typically see that in the larger group segment, 500 employees or more. Spotty around the risks, more prevalent with ASO customers, where aggressiveness doesn’t come as quite the expense to the bottom line. When we see the aggressiveness, it’s not limited to the not-for-profit Blues.

We see it among other competitors. We see some pretty goofy things from time to time, scratch our head, but it’s not widespread. Oftentimes, it’s limited to a couple groups here and there.

The other observation I would share with you about the environment concerns the employers. The national companies or large multi-state companies have done some consolidating. Again, not widespread, but we’ve seen where multiple health plan choices have been reduced to a few, and in some cases, one.

We’ve been a beneficiary of that from time to time, where we’ve been the one, or among the very few, and we’ve seen the downside of that, too, where we’ve been eliminated. Oftentimes, we have a slight position and therefore the membership loss isn’t quite as severe.

On the small group market side, which is a very important market to us, we see a tendency for employers to shift more of the cost increase to the employee, and over time there can be higher risk that employees will begin to waive coverage. When I talk about health savings accounts, I think that provides some relief in the longer run.

The most important message I’ll share with you on the competitive environment is that there are no systemic irrational pricing behaviors across our markets.

Our commercial business plays a very vital role in our overall performance. I’d like to share with you some of our success factors. There are numerous things you have to do right to achieve positive organic growth, and what I would like to do is just focus on five of these.

The first one, competitive price, Allen and Dale talked about our low cost structure, and that’s achieved through our effectiveness in contracting with physicians and hospitals, an unwavering discipline and commitment to managing the medical cost and having a very disciplined approach to our SG&A. Shawn’s going to expand on that in his presentation, but certainly that’s our foundation.

Service. Service is a competitive advantage for Coventry. Over the past six years, our service performance has improved to levels that exceed our competitors and have so for several years now, and has improved our reputation, which has allowed us to retain more customers. It’s helped us sell business. It’s helped us sell large rate renewals even when the competition may be offering a lower rate.

It’s a balance of technology and people, people who know why they come to work, to deliver world-class service. It’s account relationships. They’re even more important when employers are seeing five consecutive years of double-digit rate increases. Sales execution would be the third. It starts with good sales leadership. It starts with the right people on the street with the right skill sets and the frame of mind to be successful. We arm them with the products, the services, the networks and the low cost structure to be successful.

Expanding markets. This is the seed planning part of our business. We’re always looking at opportunities to build upon our existing service areas. To best illustrate that over what we’ve accomplished in 2004, we have added 80 new counties to our existing service areas across our markets.

Now, that has enhanced our competitive position in our core service areas and it’s provided new opportunities for 2005 and beyond — 138,000 businesses are associated with those 80 counties in our expansion efforts. We’ve identified 60 additional counties for network expansion activities for 2005, which will produce new opportunities on the growth side in 2006 and beyond. Sometimes it’s contiguous expansion, and sometimes we’ll leapfrog a county because the market dynamics fit our requirements.

The fifth component of success to achieve organic growth in the commercial is our commitment to a market-driven approach to our product spectrum. The four takeaways for this slide are, first, we have diversification among our products, PPO, point of service, HMO. And the importance of that is that there are various degrees of acceptance of managed care principles. Less managed care, customers tend to want a PPO. More managed care will gravitate to the HMO side.

We also offer flexible funding arrangements, risk, alternative funding and, of course, ASO capabilities — all three products. A consumer-driven strategy overlaps this, so it’s not separate and apart. It’s joined with these same here products. The fourth, the multiple price points, this is very important. We have a pricing continuum that parallels the product continuum, and we’re looking to design products not that are all bunched together in terms of their cost. We want to spread those costs out on that continuum so we can appeal to more people, more businesses, those that are very price sensitive, those that are perhaps less price sensitive.

So, having products, but not having a pricing strategy, accomplishes nothing. We marry the two. We have been a market-driven organization with respect to our product development. It’s the best of both worlds. We take local health plan resources dedicated to product development, supported by corporate resources, and we get good results. The local health plans understand their markets. They understand their competition. They know which products will meet their customers’ needs, and they know this because they ask the right questions. They go out in the marketplace and ask customers what do you need, not just today, what do you need tomorrow?

If you want to anticipate those needs, you’ve got to ask the right questions. We listen to their answers, we design the products, we validate that these products are consistent with those expectations, and then we deliver them timely. Minimal bureaucracy, flows nice and smoothly. And not every new product that comes out of Coventry is original. I mean, we will borrow ideas from the competition, and they reciprocate. They’ll borrow some of our good ideas for products.

We look at what’s happening on the national scene to see if there are some opportunities to perhaps bring something in a market that we don’t even compete in. Maybe it would fit one of our markets.

The corporate resources play an important role to make sure that we have the best practices approach to product development. We don’t want to reinvent the same product 14 different times. We want to have a product that may apply or may fit another Coventry plan and they don’t have to re-create it. It’s there, it’s portable, we’ll move it to them.

And, given the dynamic nature of this industry, you have to keep the product pipeline active, and you have to keep it very fluid, keep the products coming out. Give the people what they want, it’s one of our mantras. This chart I think best illustrates how we deliver product each year. In 2004, we developed over 1,000 new benefit plan options across our 14 different markets to meet today’s needs, and anticipating what they’re going to need tomorrow, tomorrow meaning 2005.

Our consumer-driven capabilities really go back to 2001, where Coventry was among the first pioneers of the movement to consumerism. We created through our flex plan the first debit card-enabled benefit plan, and it’s evolved over time. In 2003, we introduced the health reimbursement arrangement. And throughout this year, 2004, we have been diligently working on our health savings accounts products, and they are ready. They are ready for 2005, January 1, in all of our markets, a suite of products. Not all of them are identical. They reflect what the market is saying they’re interested in.

Eight of our 11 health plans that have a relationship with the Federal Employees Program will be introducing an HSA program for 1/1/05. Now, the significance of this is that in virtually all of these eight markets, our HSA option is one of two that has been selected by the Office of Personnel Management, so we’re among the very first to introduce a qualified high-deductible health plan with an HSA capability to federal employees. And we have over 100,000 existing federal employee members today, and 1 million or more eligibles in he market where we work with the FEHBP program.

This isn’t going to be a windfall. This is an introductory stage, to be among the very first to expose federal employees to an HSA capability. But beyond the feds, health savings account is a great enhancement to our product portfolio. It applies to all group segments, all group sizes, and we expect to see that interest level accelerate over the next two years.

This is not a revolutionary idea. It won’t have revolutionary results. It’s going to evolve over time. What I’m really excited about, though, with the HSA is this whole movement to consumerism is long overdue. We’ve insulated customers, members, from the real cost of health care for far too long. This is the responsible way to get consumers engaged in the process.

It’s going to take, it’s going to take patience, it’s going to take creativity. Now, through our relationship with our HSA vendor, CBSA, we’ve created an integrated claims crossover capability. And the importance of this is that as members are satisfying their deductibles, they’ll enjoy our discounts. So it’ll be a seamless process. They’ll also have the ability to check the status of their claims, check the balance of their health savings account online.

As their balances grow, they’ll have to consider investment choices, and through our relationship with Wells Fargo, they’ll have multiple investment choices that vary in degree of risk and return. We also provide a Visa debit card option. This last point is very important.

Clinical and financial tools, consumer decision support tools that have to be friendly, let me talk about a few of these. On the clinical side, we have several tools that will help consumers evaluate the hospital they may choose, compare hospitals’ quality. They’ll be able to have availability to a nurse advisory line, 24/7, a wealth of health information, even information that talks about errors in medicine or hospital-acquired infections, things that make them a better consumer in the event that they need to access health care services.

On the financial side, some very important tools. We provide budgeting tools for the employer, budgeting tools for the employee to determine how much they should put away, how much care do they typically use. They can plan better. We also have the ability to provide them with a tool that allows them to get a sense of what the range of the cost of a diagnostic test would be, whether it’s performed in a physician’s office or the freestanding ambulatory surgery center, or in a hospital outpatient environment. Colonoscopy or sigmoidoscopy, they vary in cost depending on the setting. So, give the consumer that information, let them determine where they feel that service should be provided, because more of the out-of-pocket expense is their expense. So these tools really form the foundation of this movement towards consumerism.

I mentioned the product pipeline, keeping it fluid, keeping it active. These five examples have different places in the pipeline. I want to use these as examples of how we keep our products fresh, keep new products coming out. The first, individual. The individual market is a market that is growing. Currently, three of our health plans offer individual products. We’ve developed a suite of individual products for our Pennsylvania plan that we’re going to be rolling out next month for first quarter effective dates, and they will be HSA compatible. Individuals will have those options as well.

The limited benefit health plan is an example of a product that’s in development as we speak. This is a product that is really geared towards the working uninsured, define the benefits tightly, low cost. Benefit upgrades, we don’t just create new products, we continue to see what we can do to the existing benefit plan designs to make them reflect the current environment, whether it’s increasing the copays or adjusting the benefit limits. Sometimes we can’t do that and we have to retire the product.

The pharmacy writers, another example of enhancing the existing benefit plans. We’re seeing some interest among employers to move from a fixed copay to a coinsurance arrangement. We have to have those products available. And the ASO packaging. We have over 550,000 ASO customers today. We have that capability, but we’ve identified some opportunities to enhance the way we market the product, package it, whether it’s billing or packaging our stop-loss (ph).

I’ve covered the commercial business. I want to move into our government programs. This plays a very important role at Coventry as well. We have two different programs. The first is Medicare. We’re in three markets today, western Pennsylvania, St. Louis and Kansas City, with about 68,000 members through Q3 — 2005, we see a variety of opportunities, some of which we’ve been working on throughout 2003 and 2004, starting with new products.

In each of these three markets, we will have both low option and high option plan availability. In addition, we’ll have a zero premium plan in each of these three markets, and that certainly is a way to attract potentially better risk for us.

New markets. Every year, we evaluate our current markets and potentially new markets to expand our Medicare programs into. We’re doing that now and we’ll be making those decisions sometime in the early part of 2005. The Medicare population, the geriatric population, has some very unique needs.

I believe the most challenging aspect of this business is managing the medical cost with even a greater intensity than on the commercial population. We have to have innovative approaches, and we have experimented over the years. We’ve learned a lot. Some things we continue to do today and some things didn’t work and we moved on. We’re piloting some pay per performance programs, some incentives to further influence physician behavior to get better outcomes, and that’s what this is all about, better outcomes for our beneficiaries.

Medicaid. Currently, we’re in eight different markets with the recent closing of the Omnicare in Michigan, nearly 400,000 members. It’s a good business. We’ve identified five counties earlier this year in West Virginia to expand into, which provides an additional 25,000 eligible Medicaid recipients. It’s a good environment in terms of how the state works with the managed care carriers.

Expansion has to be on the right terms. We have to understand the market, we certainly need to understand the rules of engagement. We want a mandatory enrollment versus a voluntary. We want an environment that is based on actuarially sound rates and a reasonable regulatory mindset. So we look for a lot of different things before we say we’re going to expand into this state or into this region.

Organic growth, it comes from all three segments. And what I’d like to do now is to share some insights as to why we believe our organic growth guidance will fall into that 1% to 3% range that Dale referenced. Allen showed you this chart, but it’s worth seeing again. Our organic growth since 1999 has not been a straight line. We’ve had ups and downs. You saw three plans in Allen’s presentation that was a straight line. We can do that. It depends on the market conditions, the environment.

In 2003, 7.7% growth rate. We went down in 2004 thus far, but there is more to this story. This next slide gives you another part of that story. This shows the new groups that we’ve sold, year to date, through the third quarter, over the last four years. And you can see, we’ve sold over 500 more groups in 2004 than we did in the previous year. That’s nearly a 10% increase.

Here’s what it yielded — 140,000 contracts versus 147,000 for 500 fewer groups in the previous year. We’re selling more groups in he small and mid-size market. The large group market is very choppy. We get opportunities, but not necessarily enough of them every year.

To recap, we have small group sales momentum. We believe it’s a very good barometer to evaluate the effectiveness of our sales engine. We’ve had large group wins and losses. We have previously communicated that January would be negative because of loss of two large groups in St. Louis. But the fundamentals are as strong as they’ve ever been. We expanded our service areas. We continue to have a very strong discipline in introducing new products. Service is a competitive advantage. A low cost structure gives us competitive pricing. The culture of the organization continues to be sales service oriented. All of the fundamentals are solid.

We’ve proven our ability to grow in tough markets, in markets that are not as tough. Our five year granted growth pager (ph) has been 4%. Our guidance for 2005 is in the range of one to three. That’s net of those two large losses in St. Louis. Taking those into consideration, we’d be right on track at the 4%.

My closing message is, our strategies are strong, our fundamentals are strong, and we’ll continue to perform as we have in the past.

With that, I’m going to ask Shawn to come up, and he will add further color about our health plans’ performance, and then I’ll return for the Q&A.

Shawn Guertin - Coventry Health Care — Chief Actuary

Thank you, Fran. From a financial perspective, Coventry Health Care is very much on track. You’ve heard that so far already this morning. This is largely because of the discipline and the detail that we bring to every aspect of the business, and it all starts with how we bring this to our cost structure. Low cost structure wins. It’s the number one priority each and every day in the financial organization at Coventry Health Care and in the company as a whole.

To do that, you really need to understand your cost structure. Not as easy as it seems, especially on the medical side. So you really need to understand the retrospective drivers, and maybe most importantly, you really need to understand how your unit costs are changing, and bringing the right amount of science to that. And we talked to you in the past about the sophistication of our tools in this area.

Once you understand your cost structure, that serves as the basis for our pricing. We’re not chasing the competitor du jour in market A. We understand our costs, we price to our costs, and the only time we price to our competition is if they’re allowing us to get a little more than we otherwise think we can get.

Once you do this, you surround this with an environment of very strong financial controls. We’ve talked about that in the past as well — Dale and Tom’s historic involvement in over 40% of the risk revenue of the company. No area of this is as clear as on the commercial revenue front — strong, steady, stable growth. This has been kind of the rocket fuel for our earnings growth. You can see by pricing and raising our commercial yield in excess of medical trends, it’s a huge margin improvement. It’s an improvement in MLR that we’ve gotten.

Where does that leave us today? We are at our target margins in 2004. So, going forward, the expectation here of 10% to 11% commercial yield increase is basically tracking right along with our medical cost expectations going forward, leading to a stable overall margin picture.

This is probably the best time or best place to talk about a current issue, and that’s commissions and commission practices. You’re well aware of this issue and you know that some companies are under intense scrutiny in this area. And we conducted a detailed internal investigation of our practices in this area, and to no surprise to me, this is not a problem for Coventry.

Like most in the industry, we have some volume-based commission payments, commissions on retention of books of business, very standard industry practice. I’ve seen it everywhere I’ve ever been. The one thing, there’s nothing out there on bid rigging, business steering, and I’ll tell you, I’ve never seen that anyplace that I’ve ever been in the managed care industry. Not a problem for Coventry Health Care.

Interestingly enough, reform in this area could be a real positive. If reform takes the nature of saying no more contingent commissions, no more kind of book of business rewards, that levels the playing field, and that is a really good thing for Coventry Health Care in being a low-cost provider.

Government programs, solid for 2005. On the Medicare front, CMS book rates up a little over 6%. The continuing phase in of risk adjusters will add a bit to that as well for us. Medicaid, our largest Medicaid plan, Healthcare USA getting a 6.5% rate increase January 1. Our most recent acquisition, Omnicare in Michigan, significant rate increase in October of this year, and another one, even bigger, coming in 2005.

The government programs, very, very much on track for 2005. Let me go to the other side of the coin, medical costs. Low cost structure wins. You’ve got to have low cost structure here, and we do. Our guidance in this area, I mentioned before, similar to the revenue growth, 10% to 11%. Continue to see outpatient leading the pack here, followed by inpatient and pharmacy, and then physician.

Let me just talk on this slide about a couple things we’re seeing in this area, first on inpatient. Implantable devices — cardiac implants, orthopedic implants, some spinal-surgical type implants. We’ve been doing a lot of work because of some of the things that we have seen, and have been very successful in getting the cost of these implantable devices either included in the case rate or on like an invoice, invoice plus 5%, say, kind of basis. Why? Because there’s evidence out there of people putting these devices in and just putting in egregious markups, 300%, 400%, 500% of kind of the real device cost. So we’ve been all over this one on the inpatient arena, keeping this one in check.

On the outpatient physician side, probably the biggest thing we see every time we look at this is imaging. There continues to be utilization pressure with MRIs and PET scans. The equipment is proliferating into physician offices. That’s the downside. The good side is, with the proliferation and capacity, we’ve been able to get significant unit cost decreases for these services, and in some instances, well below the rate that Medicare is reimbursing for these services.

Stability, predictability. Whether you’re the CFO or the Chief Actuary, that’s what you want to see in medical costs, so you can set the prices accurately. And no chart here demonstrates this better than this one. Single-digit trends over the last five years, and look at the stability. This isn’t an up and down, an EKG here. This is very stable, very steady, very predictable and really just an outstanding result in this arena.

Low cost structure wins. The other piece of that is your G&A. Coventry has an unrelenting focus on this issue, and that is because it is almost entirely in our control. With a consisting declining percent of revenue, SG&A as a percent of revenue. Dale already referenced, best in the industry SG&A cost levels.

We actually have a lower ratio of FTEs per 1,000 members today than at any time in our history, and that keeps tracking downward. Dale talked about the process by which we make that happen. Our PMPM SG&A for 2005, just up a hair over 3%. So, very, very disciplined, fully rationalized, very, very well controlled, a real competitive advantage to Coventry.

In terms of the numbers for Coventry 2005, on track. Revenue increases will keep pace with medical cost increases, leading to stable margins with the profitability growing largely as revenue gross. Very well controlled SG&A spending, leading to the EPS estimates here, the same as we gave in third quarter, $4.13, $4.17, up 13%. And I’ll just reiterate, no share buyback assumed here, no M&A assumed in any of these numbers.

More qualitatively, it will be a year that requires discipline and focus. We will continue to focus on maintaining our industry-leading cost structure — a critical, critical point for us to never lose sight of, and we won’t. We will remain disciplined on price. We will not be chasing the competitor du jour just to grow. And like we’ve demonstrated over time and time again, we will deliver our margins and our profit commitment that we’re making to all of you.

So, with that, I’m going to stop, Fran’s going to rejoin me, and we’re going to open it up to questions on the Coventry business.

QUESTION AND ANSWER

Fran Soistman - Coventry Health Care — CEO, HealthAmerica

If we could, we’ll try to restrict questions here to the existing Coventry business. There’ll be other times to talk about First Health. We’ll take a couple of questions. We’re going to have a break right after any Q&A that’s focused on this business. Or not.

Shawn Guertin - Coventry Health Care — Chief Actuary

Go ahead.

Unidentified Speaker

(inaudible — audience microphone unavailable) with respect to the HSA plans and the rollout of that, just give a sense of what kind of investment was required — your time and resources — to kind of craft these plans and roll them out.

Shawn Guertin - Coventry Health Care — Chief Actuary

Well, I can’t give you a precise number. I’d say it’s been more on trimming capital in terms of research and just working to pull it all together. Most of the HSA is supported to through vendor relationships, and it’s just connectivity to those, so it’s not a lot of technology build on our side. We’re linking with the technology to bring it together in a seamless fashion so that the consumer, or the employer, has all that available to them.

Unidentified Speaker

I had a question about the commercial medical costs chart that you put up with utilization, unit cost. Is that per member per month? I’m trying to drill down a little bit into the utilization piece and what might be driving that. If it’s per member per month and it’s going up by 5% to 6%, can you elaborate on what might be causing that? Is it any kind of a mix change between products? Is it demographics, aging? What’s causing the utilization fees?

Shawn Guertin - Coventry Health Care — Chief Actuary

Let me frame that. It is. That is the right way to think about it, that kind of an all other things being equal kind of with the population of members that we have that we then set price on, that is the corresponding medical trend we expect to kind of go with them. In that, we’re not anticipating mix change, i.e., kind of new business coming in. That’s not in the block today.

It’s many of the same things. Outpatient is the biggest element that we’re seeing utilization trend pressure on. I talked about the imaging. That always jumps out as kind of one of the A1 issues. We continue to see moderate pressure on ER utilization on outpatient, get some sense that’s because of potentially declining physician office hours, and outpatient surgical and other diagnostic procedures — colonoscopies, we talked about before — continue to be an area that we see that kind of utilization pressure.

The inpatient is very much tempered. I suspect that’s some aging of the population going on there. We don’t really see anything that would jump out at me there. Yes?

Unidentified Speaker

Just also on that medical cost trend slide, the utilization increase of 3% to 4% on inpatient is significantly above where we’re seeing some other companies in the industry. Can you talk about how that compares to the ‘04, ‘03, ‘02 trends? Have you been seeing that start to abate, or are you modeling an acceleration. If so, can you explain why?

Shawn Guertin - Coventry Health Care — Chief Actuary

No, I wouldn’t see that, acceleration being kind of the wrong word. That has very consistently for us been anywhere from zero to low single digits. And I would say on order of magnitude, when I’ve looked at it, maybe it’s moved a half a point up into — I think the most recent year that I looked at was in the 2 percent-ish range, so we’ve had periods of time when it has kind of touched three, but it’s not accelerating.

Unidentified Speaker

(inaudible — audience microphone unavailable).

Shawn Guertin - Coventry Health Care — Chief Actuary

It’s been very consistent with our forward view of this, and at different points in time, like I said, it’s been in the low single digit range.

Unidentified Speaker

Are you just being conservative in modeling (inaudible — audience microphone unavailable).

Shawn Guertin - Coventry Health Care — Chief Actuary

No, I would say that there’s no systemic factors that are leading me to think that inpatient utilization is going to spike up.

Unidentified Speaker

On the 1% to 3% organic growth that you talk about for ‘05, is that just the commercial segment, or if it’s not, could you break it down between how you see it playing out in Medicaid, Medicare and commercial?

Shawn Guertin - Coventry Health Care — Chief Actuary

It is consolidated, and I don’t have at my fingertips how that breaks out by the three segments, but we can circle back to you.

Unidentified Speaker

Do you have just a general sense on that?

Shawn Guertin - Coventry Health Care — Chief Actuary

I’d rather be able to put some precision on it. We’ll circle back.

Unidentified Speaker

Yes, a couple questions. I was just thinking. If you have a small business customer that converts from a traditional plan to an HSA plan, what kind of income statement does that look like, all of a sudden? And, secondly, do you see any sign that Rx costs are moderating going forward, some of the bigger drugs going on generic, Vioxx getting pulled, et cetera, et cetera.

Shawn Guertin - Coventry Health Care — Chief Actuary

Let me work in reverse order. Vioxx was a non-formulary drug for Coventry Health Care, and my Chief Medical Officer reminds me every day since that announcement how right he was about having that non-formulary, so that will not be a material cost driver for us. We’ve already looked at that.

Certainly, I think we feel pretty good about the way the wind is blowing on pharmacy going forward, based on the trends to generics and whatnot. The first question was about small group moving to a high deductible plan?

Certainly, many of these qualified high deductible plans on HSAs and then just a general high deductible plan have a benefit relativity to the plans maybe that are kind of selling in the mainstream, but significantly less. The range could be 10%, 20% than kind of, quote, a first dollar. So, certainly selling more of those, as that has a direct impact to kind of the risk revenue.

We had talked before that the way we price our products is to a constant margin percentage of revenue, so this movement will not impact the operating margin, clearly. You are thinking that the next step then is that they lower absolute number. So we have actually thought about this vis-à-vis HSA, in establishing our pricing for next year, we thought about the volume move in creating our profit targets and pricing for the out years.

We kind of thought this one through, and I don’t see any evidence that this is going to kind of take off like wildfire in ‘05 and become some material portion of the book. That will not be a material issue, but it’s a very good question and it’s a good issue to kind of think through. Yes.

Unidentified Speaker

It looks like on the SG&A all your numbers, excluding broker commission, can you give us some information on sort of where you are now, where that level was last year, and what you’re expecting for next year?

Shawn Guertin - Coventry Health Care — Chief Actuary

The year over year ‘05/’04 expectation is that broker commissions will be flat as a percentage of revenue, and we’ve done a number of things to put PEPM or PMPM commissions in place. In some markets, we’re in a competitive position where we can do that, and certainly Allen and others have had a significant amount of discussion internally to manage this element of our cost structure as well, and we’ve done a number of things with our commission schedules to try to do that.

Fran can add some color. In different markets, with our size and what our competitors are doing, there’s only so far in some places that we can move on this commission issue to bring them kind of in line. In other places where we’re the market leader or close to it, we can kind of put one of these things out first, so ...

Unidentified Speaker

(inaudible — audience microphone unavailable).

Shawn Guertin - Coventry Health Care — Chief Actuary

I believe it’s 2.9%, John, is that correct — 2.9% of commercial risk revenue is commission expenditure. On an annualized basis this year, we’re I think 84, 85 million through nine months, which would annualize to 110, 112 of total commission outlay.

Unidentified Speaker

Could you give us a sense what your thinking is around share repurchase, looking out over the next 12, 18 months?

Shawn Guertin - Coventry Health Care — Chief Actuary

We’ll talk a little more about that. The quick version is, obviously we will have some new debt as a result of the First Health transaction, and we do intend to delever that debt reasonably quickly over year one and year two, but its’ very important to understand, the cash flow on the Coventry business is very strong.

The First Health cash flow is almost entirely unregulated, so we are very confident that we can achieve our delevering targets, if you will, and have a lot of flexibility still to do share repurchase if the conditions make that a sensible use of free cash. I believe that we have about 1.5 to 2 million of authorization outstanding on repurchase today.

Unidentified Speaker

OK, great. And if I could just touch on another topic, coming back to the enrollment question, can you just give us a sense on commercial next year, if you expect it to be up or flat or down, directionally, for the full year?

Fran Soistman - Coventry Health Care — CEO, HealthAmerica

For the full year, I think Allen already touched on that in his remarks, and we’ll be positive.

Shawn Guertin - Coventry Health Care — Chief Actuary

Low end of the range.

Whoever’s got the mic next. Here, in the back.

Unidentified Speaker

I had a question on it looks like one of President Bush’s initiatives that he’s talking about for his second term is tort reform and specifically medical malpractice reform. Some of your markets have certainly had a lot of malpractice trend drivers — specifically, Pennsylvania. And it looked like your physician trend is running 8% to 9%. Have you looked at what the potential for cost reductions would be like if medical malpractice reform was passed for your physician trend?

Shawn Guertin - Coventry Health Care — Chief Actuary

I have not. I mean, that’s certainly a positive development, but I couldn’t tell you in any quantitative sense of what I think that’s worth right now.

Allen Wise - Coventry Health Care — President and CEO

And don’t hold your breath on that subject.

Fran Soistman - Coventry Health Care — CEO, HealthAmerica

It’s hard to determine how much defensive medicine is really happening. That’s not being detected across the entire state. That’s the big unknown.

Unidentified Speaker

Well, if I could just follow-up with that, too. Allen, just on your comment, do you think actually then that the likelihood of tort reform being passed in the second administration is actually low?

Allen Wise - Coventry Health Care — President and CEO

There are people better qualified than I to answer that question, but I look at the bar and the representation in the U.S. Congress. I would say don’t hold your breath. We can hope, but I don’t believe it.

Unidentified Speaker

Maybe we can just pick up a couple more questions and then we’re going to go to a break.

Unidentified Speaker

Just a couple of questions about new markets. First, the 50-plus counties that you’re targeting for expansion in ‘05 and ‘06, can you give us some sense of what the market opportunity is in terms of employers there or potential members in those markets?

Shawn Guertin - Coventry Health Care — Chief Actuary

I would say it’s very comparable to the 138,000 that are associated with the 80?

Unidentified Speaker

So the proportion is about the same, they’re ...

Shawn Guertin - Coventry Health Care — Chief Actuary

Relatively.

Unidentified Speaker

Second question is on the individual business. You said you’re in three states now with a fourth pending. Is that the extent of the individual market expansion into your 14 markets, or is that sort of phase one? How should we think about individual business growth?

Dale Wolf - Coventry Health Care — CFO

Well, I think it’s fair to say that we’re going to look at every market on a standalone basis to understand all the dynamics and whether or not the opportunities are the same. We prioritized where we think the best opportunities are, and Pennsylvania happened to be the best opportunity for 2005, so we’ll continue to evaluate those markets, and I would anticipate, probably more markets in the future.

Fran Soistman - Coventry Health Care — CEO, HealthAmerica

OK, if could, let’s cut it off there, and we can obviously pick some more of this up. We’ll have other Q&A towards the end of the day. If we could take a break, my watch says 10 minutes of 11, and we will start again at 11:00 and talk a little more about First Health. Thank you.

Dale Wolf - Coventry Health Care — CFO

Thank you. As I mentioned before, we sort of organized this, the first part of this morning was mostly about the Coventry existing business. Tom will be addressing First Health as an organization and as a business. Allen did want to just mention one more thing that he got a couple questions about at the break, and then I’ll ask Tom to come up and address First Health.

Allen Wise - Coventry Health Care — President and CEO

When we were talking with some of you, and obviously didn’t talk with all of you, after Q3, when we announced that I would be retiring the first of the year, we got some questions on why now, and why in the middle of a transaction like this? A couple of you in the audience suggested that that question hasn’t been answered for everybody, and given the significance of the transaction, and given the fact that the management group’s been together for eight years, the question of why now maybe deserves a couple minutes of comment.

The first piece of that is certainly not any pessimism about the future of this company. Our family is a large shareholder, we’re going to remain a large shareholder, and it’s more related to just timing. The board and I have been working on a succession plan at all levels of the company for a long time, a year and a half, and we had put this in place and Dale and I and Tom and others have been discussing it for a long time. So it’s been in place for some time with the decision made in the summer of this year that we do a transition plan.

The transition plan would have me turning over the CEO spot at the 1st of the year. I’m not going away. I’m going to remain a board member. I’m going to become the non-executive Chairman. So while I won’t have an operating role, the board was careful, I think, to include a long transition period. So the board is going to be very active in seeing that the transition goes well, number one.

Number two, to some extent, I’m going to remain an employee for a couple of years, so I’m available to do whatever Dale might require that would help this go on. As to the why, you can’t change the calendar. I had a big event in August of this year. I was 62, and as my wife is here today can tell you, I missed my children growing up. We have a new eight-month-old grandson and a brother or sister coming along the way soon, so I’m not going to miss that.

So that’s really a case of the calendar. It’s a case of having enjoyed our successful life (ph). But not related to any pessimism on our base business. I think those of you that know me best know that if this business wasn’t dead solid, I wouldn’t be going anywhere, if I couldn’t walk away and know that it was in capable hands, I would be remaining. Because I still have a lot of energy and my health is reasonably good and all that stuff, so I wouldn’t be going anywhere if the business wasn’t good. I wouldn’t be going anywhere if I had any doubt that the management team couldn’t handle the transaction.

So no loss of confidence in the business. Just there’s a time for all seasons. In a perfect world, not the best timing that the opportunity to acquire First Health came in the middle of the transition, but once these things are in place, you have to move forward. So, happy to answer any questions one on one later, but it’s purely a case of long-term planning by the board. The transaction just fell in the beginning of that, and it’s all about timing, and not any lack of confidence, and I’m not going away.

You can do these things in two ways, and we look carefully at other events, and I think a good friend of mine, Norm Payson’s at Oxford one day and resigned, resigned from the board, left, and I don’t know whether that’s right or not for the business, but we the board elected to do it with a transition period. We think that’s the right way to do it, and we think the place won’t miss a beat. So, Tom?

Tom McDonough - Coventry Health Care — COO

Thank you, Allen and Dale. Before I begin my presentation, we do have some folks here from the senior management team of First Health, and I’d like to take this time to introduce them to the group. The CEO of First Health, Ed Wristen, is sitting right down here, Ed. And in the front row is Art Lynch. Art works in the worker’s compensation business segment, responsible sales and account management. Mary Baranowski is right here.

Mary runs the network and the care management components of the First Health business. Susan Fleming is behind Mary. Susan has a job description that’s quite broad. She works in the FEHBA business. She also handles advertising and PR. She also has underwriting reporting to her, the Chief Medical Officer, QA, audit — what am I missing? Some other things. A very well-rounded utility executive in the company that fills a lot of key roles. Next to Susan is Karen Koslowski (ph). Karen is responsible for sales and marketing in he corporate segment.

This morning, I hope to provide you with some insights that will help with your understanding of the value proposition that we see in the combination of these two companies. This, as I said before, and it’s going to be said again, and again, and again, First Health is not one company. When we think about First Health, we actually think about five different businesses.

This simple schematic is an illustration of those businesses — public sector Medicaid, FEHBA, worker’s compensation, carrier TPA rental business and the corporate business. Four of these businesses are supported by the First Health PPO network, but a very important point to remember as we think about the future of these businesses is that they all have different customers.

We intend to fully operationalize each of these business segments and we intend to run them as separate businesses. We intend to capitalize on the market position of some of these businesses today and enhance the position of other businesses. We also intend to create opportunistic growth opportunities for the enterprise as a whole.

Let’s talk about the segments, starting with worker’s compensation. This is a very good business and one that we like. The products offered through this segment are PPO network access, bill review, clinical management, and some newer product, first report of injury and scheduling services.

This pie chart illustrates the sources of revenue by those various products. The vast majority of the revenue in the worker’s compensation is from the PPO network access, which was explained earlier to you, which is still based on a percentage of savings, followed by bill review and clinical management, and the others are coming along.

Worker’s compensation segment has about 80 clients. Large worker’s compensation insurance companies, we currently service eight of the top 10 companies in this space, worker’s comp TPAs and large self-funded employers who self-fund their worker’s compensation.

The position of this segment is actually quite good. The segment is now the number worker’s compensation PPO network services provider. Some of you may know that there are regulatory reforms, such as we’re seeing in California. These reforms actually will enhance the opportunities for this segment, in that most of these reforms will drive patients, injured workers, into network-related providers, which improves the throughput throughout networks and therefore enhances the revenue opportunity. We’re also continuing to expand products for customers and cross-sell customers in places where we don’t have all of their business.

We offer the largest array of products and services in the worker’s compensation medical space, and we intend to fully capitalize on the acquisitions that the company has made. HealthNet Plus, which was acquired in 2003 and brought additional customers to drive through the networks, and First Health Priority Services, which was the scheduling company that was acquired in 2004.

This is an expanding market with expanding growth opportunities, with limited competition. In the public sector space, the company does business under the name of First Health Services, headquartered in Richmond, Virginia. This is a full-service PBM offering, physical agent intermediary processing services and health care management. Over half the revenue of the company is obtained through the PBM services, followed by physical agent and health care management.

Here’s an illustration graphically of the longstanding customer relationships that First Health Services has. If you do the math here, we’re showing you both the services that are offered by product to the various states, but if you add it all up, you’ll see that the company currently has relationships with 25 states.

The environment in this business is also extraordinarily well positioned for First Health Services. Of the 43 million Medicare eligibles, 23 million are in our fee-for-service target markets. We’re all familiar with the state crises around fiscal responsibility and budgetary constraint.

We are a solution company for these states when they look for alternatives for managing their Medicaid programs. Forty-five of the states are looking for new solutions in their prescription drug program, either with alterations to their current formularies and more clinical programs, we’re positioned to work with them in that regard. The states continue to look for a cost containment solutions employing managed care techniques into fee for service programs.

Public Services is well positioned in this marketplace. The number one PBM, the state Medicaid programs, the number one physical agent services for states around the country, with very good growth prospects. And you saw earlier, we’re projecting growth in 2005 in the high teens to 20% in this business.

This is a simple chart to demonstrate the capacity and capabilities of the combination of Coventry and First Health in this space. On the left-hand side, if you look at the products that we currently offer through First Health services, physical agent, PBM and medical management, I’ve also added managed Medicaid health plans, which is a Coventry specialty.

Across the top, you’ll see companies that also compete in this arena. AMERIGROUP, Centine, DBS, ACS and United Health Group. And you can see as you look at this arena and you look at the variety of products and services that the states are looking for, only one of these companies offers all four of these products and services. The result of the combination of First Health and Coventry produces the only full-service, all-product solution company in the Medicaid sector.

Let’s talk a bit about the corporate business. Here, the company offers primarily an integrated health plan administrative solution, access to PPO networks, including disease management, stop loss and medical management. Eighty-two percent of the revenue comes from the integrated product offering, with the balance from the PPO. The company has about 130 customers. Most of these customers are the types of customers that actually have complex plan designs that require the technology and the administrative sophistication to administer. They are typically large, multi-site ASO customers who have an interest in a superior service delivery.

The First Health formula is a high-touch service delivery model. When the phone rings when a member calls, it is not answered by a machine, it is answered by a person. It is personalized, and it is considered to be the most superior delivery of service in this business.

Corporate sector also has some longstanding — like all sectors, longstanding, strong customer relationships. The carrier TPA network rental business is also a very good business, occupies a number two market position in the segment. The products include PPO network rental, with a piece of small group PPO insured business included in this sector as well that accesses the PPO networks.

There are about 600 customers, mostly individual and small group insurance companies, or health care TPAs. This is a highly profitable, low cost of capital business. With the combination of the two companies, we also see some opportunities for Coventry. We currently have vendor relationships where we pay for access to mental networks and white space in a variety of regions where we do business. We’ll now be able to deliver those services through our relationship with First Health, in house.

As you also may know, Coventry is in the PPO rental network business in a few markets. We intend to consolidate the operations of our PPO rental business into those of First Health, providing significant economies of scale on that block of business.

As I mentioned earlier, there is a small group component of insured business in the relationship with the New England Financial Group that occupies this particular segment. You also know that Coventry has a strong expertise in managing small group risk business. We think this is an advantage that we bring to the table in order to assist in improving the results in that particular piece of business.

Let’s talk about FEHBA, as the next segment. Products here include PPO access in the rental network. They include benefit administration and medical management. The company has long-term valued experience in dealing with the FEHBA program, it knows this business extremely well.

The largest contract by far in this segment is the mail handlers’ benefit plan. This is a contract that runs through 2007 with an option to renew through the year 2012. This, again, is a longstanding very solid relationship that the company has with this customer.

When you think about the combination of First Health and Coventry in regard to FEHBA business, you have to come to the conclusion that the expertise that resides on both sides of the aisle is significant, and to the extent that we derive our business results through the efforts we put into FEHBA business. Can I mention that Coventry currently has over 100,000 FEHBA members fully insured risk.

Coventry also has significant experience in slice business. How to position in slice business, how to price slice business and how to design product in slice business. The company at First Health has significant experience in marketing to these FEHBA employees. We also feel there is an opportunity for network improvement that I’ll talk about in a minute that will yield a beneficial result to this particular business segment.

You may have some questions about the mail handlers’ benefit plan strategy, but I’ll lay it out at this point and we’ll talk about it later. For 2005, the company has enhanced the standard option offering to mail handlers. Those of you who might know, there are actually two product offerings, a high option and a standard option. The standard option has been enhanced to make it more attractive, and all of the marketing efforts of the company have been focused on the standard offering.

The company has also introduced HSA offerings, similar to what Coventry has done for this population as well. And, they’re promoting a very successful ancillary product offering around dental and vision, one that is geared to attract additional membership and additional FEHBA members into this particular business segment.

Going forward, as I look at Q1 2005, that will be the point at which we will have the information relative to the 2005 open season. It won’t be until February until we know those numbers. In the first quarter, we will also begin, way in advance, a planning process as we think about how we will position the FEHBA business for the 2006 season.

The PPO network is the utility that I explained underlies and supports four of the business segments. This slide is a little busy, but it’s intended to give you a visual look at what the combination of First Health and Coventry does in terms of network synergies. In the center, you will see the overlap in the markets and the contracts that we see between the two companies as they bring their unique networks together in the middle.

The top part of that is the process part, which we intend to integrate the best contracts in the Coventry networks into the First Health network, and underneath that is the integration of the best contracts of the First Health network into the Coventry network. That whole center space is really the leverage we will gain on both sides of the aisle relative to negotiating clout in the markets where we overlap.

The opportunities have been discussed earlier, but it’s worth repeating some of them. The merger of the leadership and the skill sets of both of these companies we believe will end up being a competitive advantage. The strategic combination of networks will benefit all of the customers who are serviced by the networks, but we think in particular the Group Health customers.

The leverage I referred to earlier in our combination markets is based on the fact that First Health sees over $3 billion in medical costs in the current 15 Coventry markets, and we think there’s an opportunity there to utilize that leverage for the benefit of both companies, as I mentioned earlier.

We also see First Health as an entry to the continuation of the Coventry lead in secondary markets. The network is well positioned in secondary markets, and we see this as a platform for the evolution of new health plans in those markets where we know the contracts are currently very strong.

The revenue synergies exist clearly in the Medicaid business. We believe they exist in the worker’s compensation business, as we merge our clinical and medical management expertise, and we also believe that as we improve the network supporting all of these businesses, we will enhance the revenue opportunities for all those segments that are supported by the network.

The G&A and economies of scale I think are going to be pretty obvious as we go through and merge two large publicly traded companies. When we think about the combination, we think about Coventry gaining the multi-site solution that we currently don’t have. It says here that sometimes the best defense is a good offense.

When we think about those large customers that we lose on our health plans, and we think about the reasons we lose them, one of the reasons we lose them is they go out and roll up their businesses into national programs. When that happens, we do not have a solution. With the combination of First Health, we now have a solution in the corporate sector.

This acquisition is very consistent with our long-term strategy of broad product portfolios. Fran talked about that at great length. When you think about what looks like a diversification of our company, it is consistent with what we believe is a broad platform that has the opportunity to attract customers from a variety of segments, and we’re adding five businesses to the current Coventry platform.

The revenue and network synergies, we will actually — Shawn, when he comes up will give you the numbers that we believe we can extract as a result of these synergies in both areas. We believe that Coventry is one of the best companies in the industry at managing patient care, and we think that in combination with the skill set at First Health we can bring those together to give a better result overall to all of our joint customers.

As you also may know, First Health in the last year or so has recently began working with brokers and consultants to enhance their distribution system. At Coventry, we have relationships with hundreds of brokers and consultants in all of our markets. This will significantly open up the distribution system for First Health and places where they heretofore have not had the opportunity to work with these folks in the system that we work with.

And it once again enhances our current position as a leader in secondary markets, one in which we’ve built this company over the years. This is a combination slide of what the companies look like, both in the client mix and on the earnings mix when you put the two together. Again, the vast majority on the client mix is commercial business, with Medicare and Medicaid, worker’s compensation and public sector sliced in.

The vast majority of the earnings continue to come from Coventry. However, we’re adding the 72% earnings to a 28% earnings that will be contributed by First Health, a significant earnings growth opportunity.

So, what have we done so far? It’s been just about 30 days since we announced this transaction, and as typical of the Coventry custom, we’ve been very busy with looking at this property very closely with a number of our people in a variety of functional areas, not inconsistent with what we’ve done with every other acquisition the last 14 times we’ve done this.

So, in the first 30 days, we have informed all senior management of their employment status post-closing, and I’m happy to say that we’ve been able to offer ongoing employment opportunities to key executives in the various business segments of First Health, many of which are with us today.

We have been on site in these locations, and we continue to visit more locations as we get up close to understand the structure, the businesses and how we will plan to put this company together going forward. Client contacts have already begun. We’re meeting with large clients, and sometime just before closing or slightly after closing, I will have personally met with the top 20 customers of this company.

We’re also arranging vendor meetings, with the larger vendors who have significant financial arrangements of the company, to understand those arrangements and see if there is some synergies between the two companies as we put together our total spending power.

Every week, the senior management of First Health and Coventry meet to discuss the status of the integration. We discuss all the things we need to do not only to close the transaction in an efficient timeframe, but also to make sure that our current level of activities are appropriate and that we’re fully understanding and getting to the need to understand for the planning process as we move forward.

The process is well controlled and well underway. The technology evaluation is also well underway, and I want to conclude with this evaluation. We intend to utilize the best of breed of the technologies of both companies to service our collective customer base.

We’re closely monitoring financial statements as we go forward. We’re looking to plan for consolidation and monetization of real estate. We’re evaluating risk management and insurance programs, and we’re planning for the consolidation to a single financial system.

We will refine the 2005 revenue and SG&A targets as we go forward, and we have found already significant SG&A opportunities as we think about the combination of the two companies.

This slide is not a mathematical error. It’s a simple formula that illustrates what we believe, and that is the sum of the parts of these two companies in the long run has more value than the two companies alone. It expresses our view of what we think is the long-term potential and upside to the combination of these two companies. And, with that, we’ll have Shawn come up and talk a bit about the transaction and some of the financial aspects of it.

Shawn Guertin - Coventry Health Care — Chief Actuary

Thanks, Tom. Let me reacquaint you quickly with the transaction, and then I’ll drill down a little bit more on SG&A and synergies. Fifty-fifty stock-cash deal, fairly limited regulatory approval from the Department of Insurance perspective, talk a little bit more about that. Expected to close in the first quarter of 2005, still on track for that. And the deal is accretive without any synergy assumptions, to the tune of about 18 cents.

The regulatory front is moving on very well. All the face-to-face meetings with the three DOIs, Missouri, Texas, California, all taken place. All the forms have been filed. In Missouri, a public hearing is required. That’s on the calendar. Talked specifically with California about the insurance company that was in the process of being sold, no known issues right now with California. So, on the Department of Insurance side, this is going right along.

Federal government front, the Hart-Scott-Rodino is in, as well I’m sure you’ve all stayed up late reading the S-4. That is in. We’re awaiting response from the FTC right now on that. And that’s really the factor here to watch. That will be the time that it takes to get through that is really going to be the key factor that determines overall kind of deal closing, but this is going along just as we have foreseen it, and there are no regulatory barriers at this point that we see.

Financing front, similarly progressing very well. We’re taking our time this week to meet with the rating agencies, and everything is going forward. You can see the details here on same of the cost of the financing and some approximate places with the balances in the different instruments here.

What does this leave our balance sheet looking like? We think even on day one, we have a very reasonable debt to cap position in the 33% to 36% range. This will shake out as kind of the share price shakes out as we get closer. I said this before in response to a question. I’ll say it again. Very strong cash flow from the legacy Coventry business.

Very strong in unregulated cash flow from the First Health business is going to allow us to delever this deal relatively quickly over the first couple of years, but really still provide us the financial flexibility to consider share buyback if that indeed is the right thing to do with the money. But I feel very good about the credit position, even on day one, and it will be even better after year one and year two.

Synergies. Had a lot of discussion, a lot of questions, so I want to leave you with three things before we go into more detail. You’ve heard that we are very realistic in all of our financial commitments. Synergies are no difference. It did not make sense to us to go out with pie in the sky revenue synergies and make that promise or commitment to you. We understand, we’ve done this before. We know how hard these are to get out, and we are very, very realistic in providing numbers that we know we can achieve for you.

Just because we didn’t make a huge bet on revenue synergies in the numbers doesn’t mean they’re not there. They are there. Tom talked about them. They’re part of our strategic thinking going forward. And, third, synergies exist on both sides of this deal. Tom’s already talked about some of the capabilities. We didn’t do multi-site. We now have a multi-site capability. More tangibly on the Coventry side, we use an out of area vendor for a wraparound network today that costs us $2 million. I suspect we won’t be renewing that contract the next time it comes up.

That’s an easy one. We have in comparison to First Health a relatively small PPO network rental business, with $3 million of administrative expense. That can easily be done more efficiently because of our relationship with First Health. So there are things on both sides of this equation when you try to process the synergies in the context that you need to think about.

Refresher on the savings. Twenty to 30 year one, 40 to 60 year two, 100 million year three. Our thinking on this is that the first two years, the 40 to 60, can largely, almost entirely, come from G&A savings.

In year three, we’re very confident that there’s another 25 to 50 of G&A savings that can come out, but this is also where we will start to see the benefits of the revenue synergies, and a number in the order of 25 million is not unreasonable to think about kind of in that context. And that is why we get very comfortable with the achievability of all of these numbers and even the 100 million number at the end of year three.

One important piece to understand here is the level of SG&A spending at First Health. First Health accounts for SG&A in two places, SG&A, but also in cost of goods sold. If you looked at the S-4, you took the year to date numbers and annualized them, you’d get the sum of those two pieces being $612 million. Now, in that number, there really is $28 million of medical expense, the small group business that Tom mentioned, some employer stop-loss business.

The 612, take out the 28 that’s medical expense, what you’re left with is 585 that on a comparable basis is SG&A the way Coventry reports it. So that is the number as you think about First Health from an SG&A perspective that you need to keep in your head. And I’ll also point out that there’s only about 1.5 million of broker expense even in that number, so not material at all.

Combine that now with the Coventry expense base on the same basis, kind of ex broker commissions here, and you get a total expense nut of $1.08 billion. That’s what we’re working with, two-sided synergies here, 585 for First Health. The other takeaway here is the two biggest specific items on this chart are people and IT.

You’ve already heard what a good job, outstanding job, Coventry has done in managing the FTEs for efficiency and productivity as well as our IT spend (ph). Expenses are in the right place here for us to kind of get the synergies that we need.

Now put the synergy commitment in this context. On the total combined expense base, the $25 million is only 2.2% of SG&A spending. Even if the $100 million — if, say it again — had to come out all G&A, that’s only 8% of kind of the year three G&A. So these are very reasonable, very achievable targets.

The plan in terms of timing, some of the specifics. Like everything we do, you harvest the low-hanging fruit first. Duplicate corporate costs, duplicate board expense, operational overlaps and redundancies. First Health liability insurance premiums are $10 million, neighborhood, we know we can wrestle some of those. Those are not going to double when they’re integrated into our cost structure and our policies.

We’re going to start using our combined size with our vendors, and that will have a payday. We’re going to keep all these things going and start in on the year two efforts in year one. Space consolidation, at tremendous opportunity here. I believe 40% of the First Health leases come up in the next year.

There’s sizable free space and some overlap with Coventry markets, so real opportunities on the space side. We’ll really be into the IT spending, both capital and operational, in year two. This will all continue into year three, where we will start to see the revenue synergies and we’ll have full integration of approach, a fully rationalized staffing model.

Two-thousand-five to the combined company is very much on track. Expect the deal to close, we see no barriers to a first quarter closing at this point. With the $20 to $30 million of pretax synergies, that will be 7% to 9% accretive in year one. Keep in mind, it’s accretive with no synergies. The cash flows from the combined business, this will be very strong.

It will allow us to delever this very quickly over the first year, year one and year two, as well as retain flexibility, and the combined company, both strategically, financially and operationally will be very, very well positioned for continued profitable growth. I’m going to close my remarks there, and Tom’s going to join me again, and we’ll open it up questions related to First Health and the transaction.

Tom McDonough - Coventry Health Care — COO

There’s one in the back, Shawn. Got a microphone back there?

Unidentified Speaker

I had a question on — Coventry has historically provided detailed information on your enrollment and your revenue yield data. First Health has historically not provided either. Can you talk about your thoughts on as you integrate First Health’s financials into Coventry’s, some additional information that you can provide on First Health’s operating data?

Shawn Guertin - Coventry Health Care — Chief Actuary

We’re not fully through making all the decisions about how we’re going to segment and report that, and I think it’s fair to say, and Drew (ph) can add some color, because he’s been working with me on this, where we can kind of count members, say in the corporate segment, very consistent with how we do that. We would intend to do that, the same thing on the federal employees space, but we will have to have new metrics, for example, on worker’s comp, or Medicaid public sector. As Tom mentioned, they just don’t fit.

You don’t wrap around out of area networks, you don’t have member accounts. You just don’t have that. It’s kind of a pay as you go. So where we can kind of give you the transparency and the visibility that we’ve done historically on Coventry, that will absolutely be our plan on the First Health businesses, and we’re working through trying to provide the kinds of measures that will give you that kind of understanding of the other businesses. Right next in the back?

Unidentified Speaker

Yes, a question about First Health in the sense that recently they stopped growing, and how do you get First Health growing again. I can see where you can cut the costs initially, but longer term, how do you turn around their position in the marketplace, given the very competitive environment with United Health and Aetna and the brands that they have in that marketplace?

Tom McDonough - Coventry Health Care — COO

I should start by asking which business you’re talking about.

Unidentified Speaker

This is the First Health Group Health PPO business.

Tom McDonough - Coventry Health Care — COO

The statement that First Health is not growing is not true in all the segments. The worker’s comp segment, the public sector segment, are growing businesses, and again, you saw our projection for high teens to 20% growth. If you talk about the corporate sector, which I think is when you referenced United and Aetna and others, when you talk about that, first of all, any of the companies that you mentioned are not full-service solutions for all people. They don’t take care of all of the customers out there in the marketplaces. It’s a huge marketplace.

But as we think about it, we think about First Health and we think about segmenting their networks and secondary markets. We think about focusing on customers that fit that profile, and we think about improving the network to the extent that we merge contracts and we pursue a strategy to improve existing contracts, which drives a better performance in the underlying cost structure, which will help grow the business. And we also think about a company that delivers what we believe is the best service model in that portion of the industry, and we think that’s actually a marketable quality that customers will buy.

So it’s the combination of those things as we think about the corporate business that will take some time for us to get to, but as we methodically go through that operational press (ph), we expect to turn that business back into the growth that this company has historically been used to.

Unidentified Speaker

You’ve given us a picture of what the combined entity is going to look like three years out. Can you talk about maybe five or even longer periods out if you’re willing to do that. What can we expect this combined entity is going to look like, relative to what it is today?

Tom McDonough - Coventry Health Care — COO

I wouldn’t say I had a crystal ball that answers the five-year plus questions. That’s such a long view. We think if we continue to do what we’ve described, that the processes improvements that we’ve put in place and the synergies that we’ve put in place as a result of the combination of these companies, that three-year look I think is consistent with what the five and the six and the eight should look like.

This is a growth potential long term. This is a full-service business long term in multiple business segments, so I think what you need to think about here is you think about the five businesses of First Health and those that work synergistically with Coventry, I think you need to think about five or six or seven years out, all of those businesses are bigger than they are today, all of those businesses create opportunities for growth in the combined company.

You get an opportunity to diversify, if you will, the customer bases that we will continually go after. So I think the three-year story is the same as the story you’ll see going forward. I think long term, it’s a good story.

Allen Wise - Coventry Health Care — President and CEO

I don’t want to disappoint anyone, but had someone posed that same question the first year of Coventry, I wouldn’t have had the question, and neither would Dale. I would have had part of the answer, which is every day, every week, every month, every quarter, you make it a better-run business, better people, better focus, better cost control. You develop a plan to grow revenue, to be opportunistic and find other businesses that go with it.

So I don’t know in any well-run business that there’s a master plan on paper somewhere. There’s a lot of businesses with plans, but too much stuff happens, so I think to the extent which is — there’s a phase one here, which you understand fully what you have, you put processes and people and focus and reorganize stuff so that they’re better businesses, and you start by focusing on the customer and making certain that you do no harm. To Tom’s point, that you maintain the value that the enterprise has, and you go from there.

It’s sort of unrealistic to have some paper view at this point on what it’s going to look like in three years and six years. It’s going to be a business with cost control. It’s going to be a business with focused, hardworking, capable people, organized correctly, all of the things that we believe in so much.

Unidentified Speaker

The microphone? Somebody got a microphone already?

Unidentified Speaker

Thank you. In the middle.

Unidentified Speaker

You talked about the increased network savings that you think First Health can get from Coventry. Could you talk about some things that you’re looking at in terms of First Health that you would change operationally. For example, I know they haven’t historically used consultants. Is that something you’re considering changing? Could you throw out a couple of operational differences and strategic differences in the way you’re looking at First Health versus the way it was run before.

Tom McDonough - Coventry Health Care — COO

We don’t use consultants at Coventry, and I would expect we would employ those same operational strategies at First Health in places where it’s appropriate.

Unidentified Speaker

So First Health will not be more consultant-friendly, the Hewitt’s (ph), the Mercers (ph) , the Towers (ph).

Tom McDonough - Coventry Health Care — COO

I’m sorry, I’m sorry. I misunderstood your question. I thought you were talking about outside exit (ph) fee consultants, I’m sorry.

Unidentified Speaker

Yes, not like Anderson (ph).

Tom McDonough - Coventry Health Care — COO

No, no, let me clarify my answer. Consultants as in broker consultants is what you’re referring to. The company, as I said earlier, about a year and a half ago, started using that channel. We would intend to continue that.

Those, and it’s the same strategy we’ve used all along, those parts of the distribution system that actually bring us business, we’re happy to do business with. If they like our model and their customers like our model and we have a great relationship, that’s fine, so as long as that’s working well, and I think it has the potential to continue quite nicely, we think we can even perhaps enhance those relationships with bringing more from the distribution system to the table. And I apologize for misunderstanding your question.

Unidentified Speaker

Carlton (ph)?

Unidentified Speaker

Hi, I’d just like to hear a little more specific on the Medicaid opportunity. It sounds like both you and First Health have had strong legacies there and the two combined having unique positioning. Are you planning to start de novo risk Medicaid in some new markets, and can you tell us which states look attractive there? And are there some states that have plans to take their risk Medicaid business and turn it into an ASO business? And are you seeing that in any states, and if so, can you talk about the opportunities there with First Health’s PPO?

Tom McDonough - Coventry Health Care — COO

I think the answer to your question rests on the fact that the 50 states are all looking for better solutions to serving this particular population, primarily on the financial side. If you want to use an example of a state changing their process, Georgia is a good example. Georgia is now out looking for managed solutions to the Medicaid population.

Again, giving the capacity of these combined companies, it’s almost immaterial to us in a way in what solution the state is actually looking for, because we’re able to come to the table with an answer that addresses the need, regardless of whether they’re going fee-for-service to managed care or they’re staying fee-for-service or they intend to move the other way.

But in Georgia for example, many of the competitors that I showed you up here on the screen are actually in that state right now seeking ways to take advantage of where the state is moving, and answering the RFPs, and we will be part of that.

Unidentified Speaker

And de novo risk in Medicaid, are there states that First Health has decent networks in where you’ll start up a de novo risk Medicaid franchise?

Tom McDonough - Coventry Health Care — COO

Keep in mind that my definition of de novo is you have no Medicaid abilities and you have no foundation now which to build a health plan. With the capacity that we think we have here relative to the existing network and what we can build up from there, it’s a different form of de novo if we were to decide to start a Medicaid plan. We actually have contracts out there that we can build upon.

Unidentified Speaker

Tom, just can you give us a little bit of a sense, in your conversations with some of First Health’s top 20 customers, how have you been able to gauge just how critical the high-touch side of their business is to keeping those relationships strong and help us marry that with thoughts of sort of streamlining the operation. I’m just trying to with that notion. There’s obviously some opportunity to make it more efficient, but at the same time, if that’s key to the sales process, does it stay the way it is? Can you just give us some color on that?

Tom McDonough - Coventry Health Care — COO

The answer to the first part of your question, it’s real clear that the service model is something that all these customers are keenly interested in. They like it. That’s what they bought when they bought First Health’s corporate sector business, and it’s one that we intend to maintain.

But don’t confuse efficiency with a change in the model. We’re delivering tremendous service at Coventry with the lowest G&A in the industry, so we’re not necessarily diametrically opposed when we think about delivering efficient service that is of significantly high quality. So I think that we can marry those two, but the overriding point here is that we’ll continue to service those customers in a superior way.

Unidentified Speaker

Coventry has been successful in retaining and increasing its margins in the presence of competition and increased medical cost structure. First Health has been somewhat less so. Could you detail how Coventry sees First Health’s competitive environment and describe how Coventry’s philosophy or business practices could be applied to how you see the situation?

Tom McDonough - Coventry Health Care — COO

Again, I’d have to sort of funnel down your question in terms of which business segment you’re talking about, but I’ll assume it’s the corporate business when you talk about that, because the other businesses are growing nicely and are positioned quite well.

Unidentified Speaker

It’s margins rather than growth that I’m ...

Tom McDonough - Coventry Health Care — COO

I’m sorry.

Unidentified Speaker

Margins rather than growth.

Tom McDonough - Coventry Health Care — COO

Margins, right. Yes, we think, as I said earlier, we think we have a significant expertise in the area of managing costs. We think we have a model to build network and negotiate contracts that we can blend with the current model at First Health. We think that will yield improvements in the network in he long run. We think those improvements will drive value into that network and hence drive value into those customer segments that are supported by the network.

So the network improvements that we think we’re able to yield to the disciplines that we have at Coventry, combined with the resources that already exist in (inaudible) I think will produce a result that will improve the process and also improve the value proposition for the customers, hence grow the business.

Unidentified Speaker

Thank you.

Unidentified Speaker

With regards to the mail handlers’ benefit, did you meet with the Office of Personnel Management to discuss their satisfaction with FHCC?

Tom McDonough - Coventry Health Care — COO

I did not meet with OPM.

Unidentified Speaker

OK.

Tom McDonough - Coventry Health Care — COO

I’ve met with the mail handlers themselves.

Unidentified Speaker

Can you give any more color on your discussion with them?

Tom McDonough - Coventry Health Care — COO

There are a great many. There’s a great many (ph). Their relationship is extraordinary, it’s longstanding, it is deep. They are very, very pleased with not only the length of the relationship, but also the quality of the relationship. It was very gratifying.

Unidentified Speaker

Can you talk about how First Health will help with your HSA rollout, if at all?

Tom McDonough - Coventry Health Care — COO

I’m sorry.

Unidentified Speaker

With the HSA rollout that you have planned for next year, how the First Health acquisition will help with that, if at all, what benefits you might see?

Tom McDonough - Coventry Health Care — COO

Well, it would help only to the extent at the moment we’re both going after a marketplace with HSA products. So if this option rate is as conservative as we think it’s going to be, we’ll just add another universe, if you will, on the federal business, to draw more HSA business in.

The currency side, that process is well underway, as Fran described. Those relationships are in place, the connectivity is in place, and that product is built to go forward. If we can use any of that crossover on the commercial side of the First Health customer base, we will.

Unidentified Speaker

And back here, we’ve got — patiently waiting here in the back.

Unidentified Speaker

Can you discuss what your plans are vis-à-vis the Medicare managed care initiatives that are coming up?

Tom McDonough - Coventry Health Care — COO

Is that a Coventry question or a First Health question? Medicare, you said. All right. I think Fran actually talked about the Medicare initiatives. We continue to look for growth in current Coventry marketplaces and expand our footprint, and we also are looking at a number of expansion opportunities in states that we now have analyzed and evaluated may be suitable for additional Medicare Advantage initiatives and launches.

So, the process is underway. It’s primarily driven from the Coventry side, but as we intersect in the First Health space, there perhaps is the opportunity again to capitalize on the integration of some of the network synergies, and if we can, we’ll take advantage of that.

Unidentified Speaker

Since it looks like the primary area where you have a little visibility for ‘05 on revenues for First Health is mail handlers. Can you tell us how a 10% decline in revenues from ‘04 levels, what kind of earnings sensitivity we would expect in your accretion estimates, since it looks like everything else you feel pretty good about. I assume you’ve done some sensitivity analysis on how that would impact accretion.

Dale Wolf - Coventry Health Care — CFO

I think that’s a question that First Health has not answered heretofore, and we certainly are not in a better position today than First Health to be able to answer that.

We think we understand those financials and Amex (ph), and we’ll share with you, John, as we move forward, some more information on that. But today, we just can’t go there.

Unidentified Speaker

Then perhaps you could tell us what you assumed in developing your accretion for mail handlers. You must have had an assumption about what revenues were going to do in ‘05.

Dale Wolf - Coventry Health Care — CFO

Yes, we did, but it’s the same problem. For us to tell you the specific assumptions behind our revenue forecast on mail handlers is in effect to give guidance on the mail handlers’ plan for ‘05, which First Health has said it is in a position to not specifically do.

So, what we can tell you is that we understand the financial workings of the revenue model on mail handlers, that we have lots of experience in risk underwriting, and that we’ve used that combination to create a baseline, if you will. Obviously, we had to do something to give you guidance for ‘05 on that, with the margin for error, but I just don’t think we want to go down that path today that First Health has not gone down heretofore.

Allen Wise - Coventry Health Care — President and CEO

But it’s a Coventry special, which is that First Health had certain guesstimates. We added some conservatism for that when we decided whether or not to do the transition, and that’s as far as we can go, but it’s a Coventry special. We took a highly conservative approach to an unknown outcome.

Unidentified Speaker

Were you able to develop a sense on the profitability on an incremental dollar of revenue?

Dale Wolf - Coventry Health Care — CFO

Yes.

Unidentified Speaker

And how do you gauge the incremental dollar?

Dale Wolf - Coventry Health Care — CFO

We’re unwilling to talk about that today, John.

Unidentified Speaker

Fair to say, little visibility.

Dale Wolf - Coventry Health Care — CFO

But we will, we will as we understand that even better going forward.

Unidentified Speaker

And just a different area, it was helpful in seeing the overlap in terms of total medical spend that you were seeing in the First Health markets against your march (ph) to $3 billion. Can you help us understand how additive that is to your current markets? So maybe what’s the total Coventry spend in those markets, so we can see the $3 billion on that?

Unidentified Speaker

Well, see, thinking about this, it would be in the neighborhood of $4.5, $5 billion in our markets.

Unidentified Speaker

In the Coventry market?

Unidentified Speaker

(inaudible).

Allen Wise - Coventry Health Care — President and CEO

He added two.

Unidentified Speaker

OK, it’s pretty obvious, because you have about $4 billion in medical expense that you run through your income statement, correct, and then you have your ASO business, so it’s a pretty significant overlap on existing Coventry markets. Its sounds like it’s overlapping maybe 80% of your spend. Is that correct?

Unidentified Speaker

You’re just thinking about the three over four?

Unidentified Speaker

Yes, yes, because that’s most of your medical spend that you run through your income statements.

Unidentified Speaker

That wouldn’t have the ASOs.

Unidentified Speaker

That wouldn’t have the ASOs. That doesn’t flow through.

Unidentified Speaker

Is it fair to say it’s an 80%, 70% overlap?

Tom McDonough - Coventry Health Care — COO

It’s substantial.

Unidentified Speaker

It’s meaningful, that’s for sure.

Unidentified Speaker

It’s not 80, because it would be 75, because it’s just three over four. So between 50 and 75, I would say.

Unidentified Speaker

In overlap. Great, thank you.

Unidentified Speaker

Yes, can you talk about your PBM relationships? I understand that First Health uses Caremark for a mail-order provider, and I believe that Coventry uses Caremark as well. Are you thinking about continuing that relationship, or are you thinking about carving that back in, similar to what Aetna and Cigna have done in the past?

Tom McDonough - Coventry Health Care — COO

The answer is we haven’t arrived at that decision yet, but keep in mind that Coventry has a unique model for managing pharmacy. The only services we derive from Caremark are the mail-order business, and they do process the claims. We manage the rebates, we own the contracts for 40,000 pharmacies, we set all the preauthorization requirements, we establish the formulary, and our rebating is directly with the pharmaceutical company. So the vast majority of work that goes into managing pharmacy, we already do on our own. But the ultimate question on how we put the pieces together, we’re still making that decision.

Unidentified Speaker

With respect to First Health, it seems like you pretty much like everything. Is it safe to say that one year from today all the First Health Service businesses that exist today will exist one year from now?

Tom McDonough - Coventry Health Care — COO

That is safe to say.

Unidentified Speaker

What discussions took place, if any, about possibly spending some of the businesses off, like First Health Services in Richmond. It seems like that’s a business that ACS would really like to have.

Tom McDonough - Coventry Health Care — COO

Well, there are folks out there that would be interested in us spinning off some of those businesses, but that’s not a mutual consent, we’re not interested in spinning off the businesses.

Allen Wise - Coventry Health Care — President and CEO

Same answers we gave earlier. There haven’t been any discussions along those lines. We don’t own the company. As time goes on and opportunities present themselves, we’ll make decisions at that time and do the right thing for the shareholders, but certainly no discussions preclosing about spinning anything off. We like the five businesses, we think they’re from good to great businesses, think we can grow those businesses, we think there’s outstanding customer relationships.

This company was a tremendously successful company for years. The business didn’t suddenly go from tremendous to terrible. We like it.

On the other hand, just as we have built our business, we have built it opportunistically, one day at a time, without a lot of preconceptions, and that’s the same approach that the management team, we used on this business. We’re going to do the right thing for our owners, we’re going to do the right thing for the people that we cover, and we’re going to be opportunistic. If someone offers three times what the business is worth, I guess we’d sell it, but probably fairly unlikely.

We’re acquiring the businesses with the plan to build them, make them better, and to improve the very considerably valuable foundation that we feel that they have.

Unidentified Speaker

OK, fair enough. And one quick question on the synergies, just to confirm, the $20 to $30 million you’re talking about in year one include no revenue synergies at all?

Tom McDonough - Coventry Health Care — COO

Correct.

Unidentified Speaker

Neither did the year twos, Bill (ph). Anything else?

Unidentified Speaker

What time do we have?

Dale Wolf - Coventry Health Care — CFO

It’s 12:00. I think what we may do here. We weren’t quite sure how long Q&A was going to go and so on. I think I’m between you and lunch, so I’m going to spend only sort of five minutes wrapping this up, and then we will be finished for the day and offer all of you certainly to stay with us for lunch, and that’s our plan. But on the other hand, if any of you have to leave, we will have finished up our prepared remarks, and obviously those of us in the management group will be around for some time this afternoon and happy to chat with you over lunch or one on one.

So, here’s the deal, and I won’t belabor these slides. These are essentially what you’ve seen before, but I’ll try to wrap this together for you. This is the tell them what you told them of tell what you’re going to tell them, tell them, and then tell them what you told them. Coventry is on track, financially, growth-wise, operationally, leadership-wise, and Shawn talked about these issues. Business is very good in existing Coventry franchise today.

The First Health revenue is stable, the business is stable. In some of the businesses, it’s actually growing quite nicely, and we’ve talked about and hopefully helped you understand those businesses, and as we had to say a few times, it’s five, not one, and there are different dynamics driving each of them and different competitive positioning.

There are outstanding opportunities, whether they are the existing franchises in some of the businesses, like worker’s comp and Medicaid, whether it’s the craft-sell (ph) opportunities that exist in both directions, whether it’s the new revenue opportunities that we can leverage off of to First Health’s existing markets, where, don’t forget, they have strong franchises and have strong customer relationships and strong provider relationships. Or whether it’s the improvement we can make in the underlying asset, which is the network, either through the overlap, as people have pointed out with the Coventry markets, or in new markets we may further develop, or in other markets throughout. And, of course the synergies that we spent some time on.

It isn’t a new business. It’s a business we understand. It has many, if not most, of the same skill sets. The management team has tremendous experience, not only in acquisitions and integration, but in many of the businesses that are First Health.

Tom talked about the distribution system of brokers and consultants. I think he was one of those at one time. And so he has a tremendous amount of experience in that business.

Also, in terms of the back office, the systems, the service operations. This team has been through it before. And, most importantly, you will perhaps choose to buy stock, we hope, and if you do, this is how to manage our progress. If you choose not to buy stock, you will miss an opportunity, but here’s also how to measure the progress, and perhaps there’ll be another chance.

But this is what you should expect from us. And what will really come out of today is that we will use this template to be able to communicate with you over the coming weeks and months and even years about how this has gone. And so it’s not quite a checklist today, it needs some more specificity, but we will provide that, particularly after the transaction is closed, we’ll lay this out for you in terms of a more specific game plan.

But these are going to be the key elements. Is there clarity of leadership within the organization? We’ve taken the first steps on that with naming Tom to oversee the First Health business. Jim McGarry, one of our other senior executives, will be working with Tom on these First Health businesses, with the communications that Tom talked about with existing First Health leadership and assuring roles within the combined entity.

We’re working on this, we’re taking one step at a time, but there will be clear leadership. We’ll hit our numbers. We’ve talked about the synergies, we’ve talked about the Coventry business. We have a history of hitting our numbers. We understand how important that is.

We’ll show continued growth in the Coventry segment. Fran and his new team, in leading that segment, will rely on the same competencies that have led us to be able to grow that business over time.

We’ll demonstrate to you how we can consolidate these networks. We will achieve the improvements in the Coventry markets quickly. We will show you how we leverage some other markets, and we will show you what we’re able to do with the rest of the network, throughout the country to improve that asset and enable us to have a better value proposition to be able to sell to corporate customers all of the time, and also to generate value in the other businesses. And we will restore First Health to a growth business.

We will stabilize the mail handlers. We’ll see renewed growth in the corporate sector. That’s already starting to be a flicker of activity. That business has bottomed out. We will — as we improve the network asset, that will provide further opportunities, and we’ll continue to have this kind of success in worker’s comp and Medicaid that we have seen before.

So this is the game plan, this is what we are going to be about. We will prioritize these issues for you. We’ll provide you a tracking mechanism, and you’ll be able to track our progress. But we, as you would hope, are extremely optimistic and excited about the opportunity. I am extremely comfortable and confident in the team of people that will lead us through these opportunities and choose to watch our progress from the outside or become a partner, and that’s up to you.

But, nevertheless, we haven’t loss the junkyard dog mentality. It’s a tenacious group. It really is about running a business successfully, and it’s the way we’ll run this business going forward. So I thank you very much for your attendance. It’s good to see all of you here, and we look forward to the coming months and delivering on the kind of promises we made today.

Thanks. Lunch will be served in the back. We hope you’ll join us.

Additional Information About this Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus contain important information about Coventry, First Health, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the merger are available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the merger are available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website.